Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended September 30, 2016 Report on Review of Interim Financial Information

2.	3Q16 Earnings release

3.	Board of Directors Minutes

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Interim Financial Information

for the Nine-Month Period

Ended September 30, 2016 and

Report on Review of Interim

Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information

for the Nine-month Period Ended September 30, 2016

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

São Paulo—SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended September 30, 2016, which comprises the balance sheet as of September 30, 2016 and the related statements of income and comprehensive income for the three and nine-month periods then ended and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1)—Interim Financial Information and international standard IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the nine-month period ended September 30, 2016, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards—IFRSs, which do not require the presentation of the DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 9, 2016

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of September 30, 2016 and December 31, 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Current assets
Cash and cash equivalents	4	129,636	48,061	2,297,962	2,702,893
Financial investments	4	10,144	6,708	862,325	803,304
Trade receivables, net	5	—	—	3,273,903	3,167,164
Inventories, net	6	—	—	2,514,520	2,495,237
Recoverable taxes, net	7	54,735	48,019	529,298	628,778
Dividends receivable		2	392,127	364	2,710
Other receivables		1,005	6,051	72,981	29,787
Trade receivables – insurer indemnification	33	—	—	200,251	—
Prepaid expenses, net	10	134	89	92,371	81,476

Total current assets		195,656	501,055	9,843,975	9,911,349
Non-current assets
Financial investments	4	—	—	9,760	466,965
Trade receivables, net	5	—	—	184,866	152,239
Related parties	8.a	750,000	782,404	490	490
Deferred income and social contribution taxes	9.a	24,697	8,680	577,332	558,993
Recoverable taxes, net	7	12,781	4,037	153,610	135,449
Escrow deposits	20.a	148	148	772,014	740,835
Other receivables		—	—	13,120	16,507
Prepaid expenses, net	10	—	—	168,185	146,664

		787,626	795,269	1,879,377	2,218,142
Investments
In subsidiaries	11.a	8,107,554	7,619,441	—	—
In joint-ventures	11.a; 11.b	45,341	31,514	106,033	79,377
In associates	11.c	—	—	22,979	21,537
Other		—	—	2,814	2,814
Property, plant, and equipment, net	12	—	—	5,572,014	5,438,895
Intangible assets, net	13	246,163	246,163	3,283,763	3,293,935

		8,399,058	7,897,118	8,987,603	8,836,558
Total non-current assets		9,186,684	8,692,387	10,866,980	11,054,700

Total assets		9,382,340	9,193,442	20,710,955	20,966,049

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of September 30, 2016 and December 31, 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Current liabilities
Loans	14	—	—	1,668,430	1,048,098
Debentures	14.f	4,216	33,560	95,495	47,372
Finance leases	14.h	—	—	2,643	2,385
Trade payables	15	205	2,636	1,098,477	1,460,532
Salaries and related charges	16	203	195	370,964	404,313
Taxes payable	17	580	877	158,775	168,804
Dividends payable	23.g	20,072	293,460	23,333	298,791
Income and social contribution taxes payable		—	301	54,565	216,883
Post-employment benefits	18.b	—	—	13,734	13,747
Provision for asset retirement obligation	19	—	—	4,540	5,232
Provision for tax, civil, and labor risks	20.a	—	—	58,449	45,322
Trade payables – indemnification customers	33	—	—	27,399	—
Other payables		171	1,359	81,453	97,492
Deferred revenue	21	—	—	21,595	24,420

Total current liabilities		25,447	332,388	3,679,852	3,833,391
Non-current liabilities
Loans	14	—	—	4,500,528	5,561,401
Debentures	14.f	799,814	799,554	2,694,733	2,198,843
Finance leases	14.h	—	—	46,696	43,509
Related parties	8.a	506	5	4,272	4,372
Deferred income and social contribution taxes	9.a	—	—	214,935	266,004
Post-employment benefits	18.b	—	—	117,949	112,848
Provision for asset retirement obligation	19	—	—	72,983	69,484
Provision for tax, civil, and labor risks	20.a	4,237	4,221	703,014	684,660
Deferred revenue	21	—	—	11,240	11,036
Subscription warrants – indemnification	22	158,125	112,233	158,125	112,233
Other payables		—	—	80,874	94,139

Total non-current liabilities		962,682	916,013	8,605,349	9,158,529
Shareholders’ equity
Share capital	23.a	3,838,686	3,838,686	3,838,686	3,838,686
Capital reserve	23.c	552,038	546,607	552,038	546,607
Treasury shares	23.b	(483,879)	(490,881)	(483,879)	(490,881)
Revaluation reserve	23.d	5,402	5,590	5,402	5,590
Profit reserves	23.e	3,801,999	3,801,999	3,801,999	3,801,999
Additional dividends to the minimum mandatory dividends	23.g	—	157,162	—	157,162
Retained earnings		691,733	—	691,733	—
Valuation adjustments	2.c; 2.o; 23.f	(7,491)	18,953	(7,491)	18,953
Cumulative translation adjustments	2.c; 2.r; 23.f	(4,277)	66,925	(4,277)	66,925

Shareholders’ equity attributable to:
Shareholders of the Company		8,394,211	7,945,041	8,394,211	7,945,041
Non-controlling interests in subsidiaries		—	—	31,543	29,088

Total shareholders’ equity		8,394,211	7,945,041	8,425,754	7,974,129

Total liabilities and shareholders’ equity		9,382,340	9,193,442	20,710,955	20,966,049

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the nine-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015
Net revenue from sales and services	24	—	—	58,267,702	55,075,167
Cost of products and services sold	25	—	—	(53,073,251)	(50,299,900)

Gross profit		—	—	5,194,451	4,775,267
Operating income (expenses)
Selling and marketing	25	—	—	(1,965,256)	(1,834,548)
General and administrative	25	—	(11)	(1,047,708)	(935,399)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	—	—	(2,066)	29,231
Other operating income, net	27	33	29,784	90,073	15,664

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		33	29,773	2,269,494	2,050,215
Financial income	28	108,688	135,677	341,098	309,467
Financial expenses	28	(141,567)	(125,792)	(982,264)	(851,012)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	1,148,375	983,250	5,385	(5,232)

Income before income and social contribution taxes		1,115,529	1,022,908	1,633,713	1,503,438

Income and social contribution taxes
Current	9.b	(5,349)	(27,856)	(634,497)	(495,147)
Deferred	9.b	16,017	14,264	63,842	(51,069)
Tax incentives	9.b; 9.c	—	—	71,998	59,002

		10,668	(13,592)	(498,657)	(487,214)
Net income for the period		1,126,197	1,009,316	1,135,056	1,016,224

Net income for the period attributable to:
Shareholders of the Company		1,126,197	1,009,316	1,126,197	1,009,316
Non-controlling interests in subsidiaries		—	—	8,859	6,908
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	2.0803	1.8536	2.0803	1.8536
Diluted	29	2.0647	1.8388	2.0647	1.8388

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	07/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015	07/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015
Net revenue from sales and services	24	—	—	19,445,181	19,160,848
Cost of products and services sold	25	—	—	(17,662,284)	(17,510,348)

Gross profit		—	—	1,782,897	1,650,500
Operating income (expenses)
Selling and marketing	25	—	—	(675,185)	(636,721)
General and administrative	25	—	(2)	(369,579)	(337,814)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	—	—	(58)	4,600
Other operating income, net	27	31	—	14,471	15,408

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		31	(2)	752,546	695,973
Financial income	28	35,301	51,698	120,171	106,307
Financial expenses	28	(33,999)	(36,418)	(322,421)	(339,442)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	375,970	285,881	2,344	(5,760)

Income before income and social contribution taxes		377,303	301,159	552,640	457,078

Income and social contribution taxes
Current	9.b	(937)	(6,626)	(179,171)	(110,354)
Deferred	9.b	453	1,351	(12,781)	(69,863)
Tax incentives	9.b; 9.c	—	—	19,398	21,680

		(484)	(5,275)	(172,554)	(158,537)
Net income for the period		376,819	295,884	380,086	298,541

Net income for the period attributable to:
Shareholders of the Company		376,819	295,884	376,819	295,884
Non-controlling interests in subsidiaries		—	—	3,267	2,657
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	0.6960	0.5450	0.6960	0.5450
Diluted	29	0.6906	0.5406	0.6906	0.5406

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the nine-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015
Net income for the period attributable to shareholders of the Company		1,126,197	1,009,316	1,126,197	1,009,316
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	8,859	6,908

Net income for the period		1,126,197	1,009,316	1,135,056	1,016,224

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments	2.c; 23.f	(29,300)	38,028	(29,300)	38,028
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 23.f	(71,202)	122,523	(71,202)	122,523
Items that are not subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits, net	2.o; 23.f	2,856	—	2,856	—

Total comprehensive income for the period		1,028,551	1,169,867	1,037,410	1,176,775

Total comprehensive income for the period attributable to shareholders of the Company		1,028,551	1,169,867	1,028,551	1,169,867
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	8,859	6,908

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	07/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015	07/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015
Net income for the period attributable to shareholders of the Company		376,819	295,884	376,819	295,884
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	3,267	2,657

Net income for the period		376,819	295,884	380,086	298,541

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments	2.c; 23.f	68,397	24,806	48,028	24,806
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 23.f	4,973	70,867	(34,214)	70,867
Items that are not subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits, net	2.o; 23.f	—	—	—	—

Total comprehensive income for the period		450,189	391,557	393,900	394,214

Total comprehensive income for the period attributable to shareholders of the Company		450,189	391,557	390,633	391,557
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	3,267	2,657

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais, except dividends per share)

						Profit reserve			Cumulative other comprehensive income				Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2015		3,838,686	546,607	(490,881)	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	157,162	7,945,041	29,088	7,974,129
Net income for the period		—	—	—	—	—	—	—	—	—	1,126,197	—	1,126,197	8,859	1,135,056
Other comprehensive income:
Fair value adjustments of available for sale	2.c; 23.f	—	—	—	—	—	—	—	(29,300)	—	—	—	(29,300)	—	(29,300)
Actuarial gains of post-employment benefits, net	2.o; 23.f	—	—	—	—	—	—	—	2,856	—	—	—	2,856	—	2,856
Currency translation of foreign subsidiaries	2.c; 2.r; 23.f	—	—	—	—	—	—	—	—	(71,202)	—	—	(71,202)	—	(71,202)

Total comprehensive income for the period		—	—	—	—	—	—	—	(26,444)	(71,202)	1,126,197	—	1,028,551	8,859	1,037,410
Sale of treasury shares	8.c; 23.b	—	5,431	7,002	—	—	—	—	—	—	—	—	12,433	—	12,433
Realization of revaluation reserve of subsidiaries	23.d	—	—	—	(188)	—	—	—	—	—	188	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	—	(33)	—	(33)	—	(33)
Interim dividends	23.g	—	—	—	—	—	—	—	—	—	(434,619)	—	(434,619)	—	(434,619)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,404)	(6,404)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(157,162)	(157,162)	—	(157,162)

Balance as of September 30, 2016		3,838,686	552,038	(483,879)	5,402	472,350	1,996,583	1,333,066	(7,491)	(4,277)	691,733	—	8,394,211	31,543	8,425,754

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais, except dividends per share)

						Profit reserve			Cumulative other comprehensive income				Shareholders’ equity
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2014		3,838,686	547,462	(103,018)	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	188,976	7,697,999	28,596	7,726,595
Net income for the period		—	—	—	—	—	—	—	—	—	1,009,316	—	1,009,316	6,908	1,016,224
Other comprehensive income:
Fair value adjustments of available for sale	2.c; 23.f	—	—	—	—	—	—	—	38,028	—	—	—	38,028	—	38,028
Currency translation of foreign subsidiaries, net of hedge of net investments in foreign operation	2.c; 2.r; 23.f	—	—	—	—	—	—	—	—	122,523	—	—	122,523	—	122,523

Total comprehensive income for the period		—	—	—	—	—	—	—	38,028	122,523	1,009,316	—	1,169,867	6,908	1,176,775
Acquisition of own shares to held in treasury	23.b	—	(855)	(291,862)	—	—	—	—	—	—	—	—	(292,717)	—	(292,717)
Realization of revaluation reserve of subsidiaries	23.d	—	—	—	(195)	—	—	—	—	—	195	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	—	(110)	—	(110)	—	(110)
Interim dividends		—	—	—	—	—	—	—	—	—	(436,842)	—	(436,842)	—	(436,842)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,530)	(6,530)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)

Balance as of September 30, 2015		3,838,686	546,607	(394,880)	5,653	397,177	1,439,461	1,333,066	45,177	165,715	572,559	—	7,949,221	28,965	7,978,186

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the nine-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Cash flows from operating activities
Net income for the period		1,126,197	1,009,316	1,135,056	1,016,224
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(1,148,375)	(983,250)	(5,385)	5,232
Depreciation and amortization	12; 13	—	—	819,821	731,447
PIS and COFINS credits on depreciation	12; 13	—	—	9,381	9,167
Asset retirement obligation	19	—	—	(2,191)	(3,429)
Interest, monetary, and foreign exchange rate variations		135,477	125,266	413,106	1,274,412
Deferred income and social contribution taxes	9.b	(16,017)	(14,264)	(63,842)	51,069
(Gain) loss on disposal of property, plant and equipment and intangibles	26	—	—	2,066	(29,231)
Others		—	—	518	3,393
Dividends received from subsidiaries and joint-ventures		941,052	931,860	6,997	6,127
(Increase) decrease in current assets
Trade receivables	5	—	—	(98,763)	(481,984)
Inventories	6	—	—	(17,264)	(568,129)
Recoverable taxes	7	(6,716)	(11,183)	99,480	(165,622)
Other receivables		5,046	13,434	(211,654)	(27,124)
Prepaid expenses	10	(45)	(84)	(8,469)	(8,015)
Increase (decrease) in current liabilities
Trade payables	15	(2,431)	(493)	(362,055)	(331,081)
Salaries and related charges	16	8	36	(33,349)	94,140
Taxes payable	17	(297)	715	(10,029)	46,107
Income and social contribution taxes		—	—	352,109	301,455
Provision for tax, civil, and labor risks	20.a	—	—	13,127	(8,668)
Other payables		(1,188)	11,890	(18,231)	(8,094)
Deferred revenue	21	—	—	(2,825)	(131)
(Increase) decrease in non-current assets
Trade receivables	5	—	—	(32,308)	1,503
Recoverable taxes	7	(8,744)	14,938	(18,161)	25,743
Escrow deposits		—	—	(31,179)	(40,915)
Other receivables		—	—	3,387	(2,719)
Prepaid expenses	10	—	—	(11,514)	(1,226)
Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	—	—	5,088	9,975
Provision for tax, civil, and labor risks	20.a	16	15	18,354	37,415
Other payables		—	—	(13,265)	2,029
Deferred revenue	21	—	—	204	1,134
Income and social contribution taxes paid		(301)	—	(514,428)	(368,432)

Net cash provided by operating activities		1,023,682	1,098,196	1,423,782	1,571,772

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the nine-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Cash flows from investing activities
Financial investments, net of redemptions		(3,436)	57,603	391,844	(20,065)
Acquisition of property, plant, and equipment	12	—	—	(652,030)	(486,267)
Acquisition of intangible assets	13	—	—	(416,414)	(422,555)
Capital increase in subsidiary	11.a	(170)	—	—	—
Capital increase in joint ventures	11.b	—	—	(30,781)	(31,000)
Proceeds from disposal of property, plant and equipment and intangibles	26	—	—	21,555	67,564

Net cash provided by (used in) investing activities		(3,606)	57,603	(685,826)	(892,323)

Cash flows from financing activities
Loans and debentures
Proceeds	14	—	799,042	1,199,985	2,121,856
Repayments	14	—	(800,000)	(616,926)	(1,640,089)
Interest paid	14	(118,669)	(153,557)	(830,700)	(682,162)
Payments of financial lease		—	—	(3,721)	(3,985)
Dividends paid		(865,170)	(822,906)	(873,637)	(831,461)
Acquisition of non-controlling interests of subsidiaries		—	—	—	(9)
Acquisition of own shares to held in treasury		—	(292,717)	—	(292,717)
Sale of treasury shares	8.c	12,433	—	—	—
Related parties		32,905	57,837	(100)	—

Net cash used in financing activities		(938,501)	(1,212,301)	(1,125,099)	(1,328,567)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	(17,788)	39,670

Increase (decrease) in cash and cash equivalents		81,575	(56,502)	(404,931)	(609,448)

Cash and cash equivalents at the beginning of the period	4	48,061	119,227	2,702,893	2,827,369
Cash and cash equivalents at the end of the period	4	129,636	62,725	2,297,962	2,217,921

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the nine-month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	09/30/2016%		09/30/2015%		09/30/2016%		09/30/2015%
Revenue
Gross revenue from sales and services, except rents and royalties	24	—		—		60,100,008		56,705,818
Rebates, discounts, and returns	24	—		—		(464,085)		(256,692)
Allowance for doubtful accounts—Reversal (allowance)		—		—		(30,439)		(18,840)
Gain (loss) on disposal of property, plant and equipment and intangibles and other operating income, net	26	33		29,784		88,007		59,015

		33		29,784		59,693,491		56,489,301
Materials purchased from third parties
Raw materials used		—		—		(3,381,933)		(3,066,672)
Cost of goods, products, and services sold		—		—		(49,591,740)		(47,190,103)
Third-party materials, energy, services, and others		(10,587)		(13,710)		(1,668,955)		(1,569,400)
Reversal of impairment losses		15,334		18,167		(9,243)		(3,736)

		4,747		4,457		(54,651,871)		(51,829,911)
Gross value added		4,780		34,241		5,041,620		4,659,390

Deductions
Depreciation and amortization		—		—		(819,821)		(731,447)
PIS and COFINS credits on depreciation		—		—		(9,381)		(9,167)

		—		—		(829,202)		(740,614)
Net value added by the Company		4,780		34,241		4,212,418		3,918,776

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	11	1,148,375		983,250		5,385		(5,232)
Dividends at cost		—		3		—		3
Rents and royalties	24	—		—		90,164		83,436
Financial income	28	108,688		135,677		341,098		309,467

		1,257,063		1,118,930		436,647		387,674
Total value added available for distribution		1,261,843		1,153,171		4,649,065		4,306,450

Distribution of value added
Labor and benefits		3,968	—	3,768	—	1,305,450	28	1,228,394	29
Taxes, fees, and contributions		(5,434)	—	13,817	1	1,141,585	25	1,116,373	26
Financial expenses and rents		137,112	11	126,270	11	1,066,974	23	945,459	22
Dividends paid		434,619	34	436,842	38	434,619	9	443,372	10
Retained earnings		691,578	55	572,474	50	700,437	15	572,852	13

Value added distributed		1,261,843	100	1,153,171	100	4,649,065	100	4,306,450	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments see Note 30.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standards (“IAS”) 34 as issued by the International Accounting Standards Board (“IASB”), and in accordance with CPC 21 (R1)—Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant information from its own interim financial information, and only this information, are being presented and correspond to those used by the Company’s and subsidiaries’ Management.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a.	Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized as services are performed.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial Assets

In accordance with IAS 32, IAS 39, and International Financial Reporting Standards (“IFRS”) 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 31.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 31—Customer Credit Risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 12, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.h).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 32.c).

i.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.i). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

o.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of September 30, 2016 was a loss of R$ 4,277 (gain of R$ 66,925 as of December 31, 2015), see Note 23.f.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On March 9, 2016, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 35, effective from March 10, 2016, altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a) DIPRO—Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ to buy and 10.00 VEF/US$ for purchase. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors. This rate is channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b) DICOM—Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar is traded at variable exchange rate of 658.8853 VEF/US$ for selling and reduced by 0.25% for purchase. This rate is applied to settlement currency of all unforeseen transactions in Foreign Exchange Regulation. This rate is channeled through alternative currency markets.

The types of exchange rates previously regulated by the Foreign Exchange Regulation No. 33 were extinct.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD—Sistema Complementario de Administración de Divisas to SIMADI—Sistema Marginal de Divisas, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. Thus, from December 31, 2015, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SIMAD and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. Due to the Foreign Exchange Regulation No. 35, from March 10, 2016, the Company began to use the DICOM exchange rate in the translation.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income for the nine-month period ended September 30, 2016 amounted to R$ 5,574 (R$ 7,349 gain for the nine-month period ended September 30, 2015).

s.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 31), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 31), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 22 and 31). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the years presented (see Note 13.i).

u.	Adjustment to Present Value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$ 919 as of September 30, 2016 (R$ 109 as of December 31, 2015).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured at fair value or based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

y.	Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of September 30, 2016:

Effective date
• IFRS 9: Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2018
• IFRS 16—Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	2019

CPC has not yet issued pronouncements equivalent to these IFRS, but is expected to do so before the date they become effective. The adoption of IFRS is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

z.	Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on November 9, 2016.

3.	Principles of Consolidation and Investments in Subsidiaries

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			09/30/2016		12/31/2015
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Lubrificantes S.A.(1)	Brazil	Ipiranga	—	100	—	—
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
Ultrapar International S.A.(2)	Luxembourg	Others	100	—	—	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

(1)	On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants business. Under this agreement, the association will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will own 56% and 44%, respectively, of the new company’s capital. This transaction is subject to approval of the competent regulatory authorities, notably the Brazilian Antitrust Authority (“CADE”). On September 2016, Ipiranga Lubrificantes S.A was formed in order to segregate Ipiranga’s lubricants operations from IPP.
(2)	In September 2016, in view of the international expansion of the Company, subsidiary Ultrapar International S.A. was formed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On June 12, 2016, the Company through its subsidiary IPP signed a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. (“ALE”) and the assets integrating its operations. The total value of the acquisition is R$ 2,168 million, which will be reduced by ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments as of the closing date of the transaction. The value will be paid in domestic currency reduced by ALE’s net debt, by an escrow account in the amount of R$ 300 million in order to indemnify for the outcome arising from liabilities or contingencies, and by additional amount for net debt and working capital adjustments. On August 3, 2016 the extraordinary general shareholders’ meeting of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual precedent conditions in transactions of similar nature, mainly the approval by CADE.

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 31, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 3,170,047 as of September 30, 2016 (R$ 3,973,162 as of December 31, 2015) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Cash and bank deposits
In local currency	117	120	59,244	92,160
In foreign currency	—	—	70,049	99,856
Financial investments considered cash equivalents
In local currency
Fixed-income securities	129,519	47,941	2,112,170	2,497,903
In foreign currency
Fixed-income securities	—	—	56,499	12,974
Total cash and cash equivalents	129,636	48,061	2,297,962	2,702,893

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Financial investments
In local currency
Fixed-income securities and funds	10,144	6,708	648,887	801,587
In foreign currency
Fixed-income securities and funds	—	—	28,274	35,013
Currency and interest rate hedging instruments (a)	—	—	194,924	433,669

Total financial investments	10,144	6,708	872,085	1,270,269

Current	10,144	6,708	862,325	803,304

Non-current	—	—	9,760	466,965

(a)	Accumulated gains, net of income tax (see Note 31).

5.	Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	09/30/2016	12/31/2015
Domestic customers	3,100,261	2,971,019
Reseller financing—Ipiranga	395,198	350,119
Foreign customers	194,742	199,081
(-) Allowance for doubtful accounts	(231,432)	(200,816)

Total	3,458,769	3,319,403

Current	3,273,903	3,167,164

Non-current	184,866	152,239

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2016	3,690,201	3,117,176	120,137	45,571	28,502	57,667	321,148
12/31/2015	3,520,219	3,080,681	113,136	22,834	13,473	30,411	259,684

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2015	200,816
Additions	39,030
Write-offs	(8,414)

Balance as of September 30, 2016	231,432

For further information about allowance for doubtful accounts see Note 31 – Customer credit risk.

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	09/30/2016			12/31/2015
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	419,385	(18,145)	401,240	400,994	(7,649)	393,345
Work in process	1,595	—	1,595	1,723	—	1,723
Raw materials	246,094	(1,426)	244,668	257,700	(1,026)	256,674
Liquefied petroleum gas (LPG)	64,343	(5,761)	58,582	58,875	(5,761)	53,114
Fuels, lubricants, and greases	1,250,456	(2,922)	1,247,534	1,205,598	(729)	1,204,869
Consumable materials and other items for resale	125,083	(6,166)	118,917	103,013	(9,259)	93,754
Pharmaceutical, hygiene, and beauty products	318,217	(11,861)	306,356	303,603	(9,568)	294,035
Advances to suppliers	109,692	—	109,692	171,726	—	171,726
Properties for resale	26,143	(207)	25,936	25,997	—	25,997

	2,561,008	(46,488)	2,514,520	2,529,229	(33,992)	2,495,237

Movements in the provision for losses are as follows:

Balance as of December 31, 2015	33,992
Additions to net realizable value adjustment	10,457
Additions of obsolescence and other losses	2,039

Balance as of September 30, 2016	46,488

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of provisions for losses related to inventories is shown in the table below:

	09/30/2016	12/31/2015
Net realizable value adjustment	24,594	14,137
Obsolescence and other losses	21,894	19,855

Total	46,488	33,992

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of State VAT (ICMS), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	Parent		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
IRPJ and CSLL	67,516	52,055	173,206	197,890
ICMS	—	—	439,560	350,325
Provision for ICMS losses(1)	—	—	(68,231)	(64,891)
PIS and COFINS	—	—	109,250	248,254
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	—	—	22,033	22,791
Excise tax—IPI	—	—	2,544	4,542
Others	—	1	4,546	5,316

Total	67,516	52,056	682,908	764,227

Current	54,735	48,019	529,298	628,778

Non-current	12,781	4,037	153,610	135,449

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future, based on its estimative, and its movements are as follows:

Balance as of December 31, 2015	64,891
Write-offs, additions and reversals, net	3,340

Balance as of September 30, 2016	68,231

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets	Liabilities
	Debentures(1)	Account payable	Financial income
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	506	—
Ipiranga Produtos de Petróleo S.A.	750,000	—	98,938

Total as of September 30, 2016	750,000	506	98,938

	Assets	Liabilities
	Debentures(2)	Account payable	Financial income
Ipiranga Produtos de Petróleo S.A.	782,404	—	108,061
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	5	—

Total as of December 31, 2015	782,404	5

Total as of September 30, 2015			108,061

(1)	In March 2016, the subsidiary IPP made its third private offering in a single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed the total of debentures with maturity on March 31, 2021 and semiannual remuneration linked to CDI.
(2)	In March 2009, the subsidiary IPP made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI. The debentures subscribed by Ultrapar were settled on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,507
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	12,065	5,749
Refinaria de Petróleo Riograndense S.A.	—	—	—	8,940
Others	490	1,326	—	—

Total as of September 30, 2016	490	4,272	12,065	16,196

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,506
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	12,553	6,562
Refinaria de Petróleo Riograndense S.A.	—	—	—	23,784
Others	490	1,326	—	—

Total as of December 31, 2015	490	4,372	12,553	31,852

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
	5	13,550
Refinaria de Petróleo Riograndense S.A.	—	746,716
ConectCar Soluções de Mobilidade Eletrônica S.A.	8,016	—

Total as of September 30, 2016	8,021	760,266

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	5	12,484
Refinaria de Petróleo Riograndense S.A.	—	466,963
ConectCar Soluções de Mobilidade Eletrônica S.A.	7,006	—

Total as of September 30, 2015	7,011	479,447

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.j). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	09/30/2016	09/30/2015
Short-term compensation	31,671	28,403
Stock compensation	4,137	4,704
Post-employment benefits	2,510	2,144
Long-term compensation	1,859	1,701

Total	40,177	36,952

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(1,699)	15,448
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(12,832)	28,378
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(2,632)	3,367
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(6,278)	5,176
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(12,759)	6,339
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(4,328)	944
November 10, 2010	173,336	2015 to 2017	26.78	9,602	(9,062)	540
December 16, 2009	83,328	2014 to 2016	20.75	7,155	(7,098)	57
November 9, 2006	207,200	2016	11.62	3,322	(3,295)	27

	1,917,264			120,259	(59,983)	60,276

For the nine-month period ended September 30, 2016, the amortization in the amount of R$ 13,809 (R$ 12,761 for the nine-month period ended September 30, 2015) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance as of December 31, 2015	1,727,264
Shares granted on March 4, 2016	190,000

Balance as of September 30, 2016	1,917,264

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	48,692	41,428
Provisions for tax, civil, and labor risks	28	22	152,452	140,707
Provision for post-employment benefits	—	—	44,414	42,297
Provision for differences between cash and accrual basis	—	—	2,002	989
Goodwill	—	—	20,748	33,894
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	72,110	72,691
Provision for asset retirement obligation	—	—	23,427	22,418
Other provisions	24,669	8,658	127,998	145,336
Tax losses and negative basis for social contribution carryforwards (d)	—	—	85,489	59,233

Total	24,697	8,680	577,332	558,993

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,790	2,887
Lease	—	—	4,027	4,426
Provision for differences between cash and accrual basis	—	—	89,766	184,951
Provision for goodwill/negative goodwill	—	—	65,074	17,794
Business combination – fair value of assets	—	—	46,411	47,110
Temporary differences of foreign subsidiaries	—	—	4,850	2,855
Other provisions	—	—	2,017	5,981

Total	—	—	214,935	266,004

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	09/30/2016	09/30/2015
Initial balance	292,989	309,726
Deferred IRPJ and CSLL recognized in income of the period	63,842	(51,069)
Deferred IRPJ and CSLL recognized in other comprehensive income	8,637	—
Others	(3,071)	7,000
Final balance	362,397	265,657

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
	—	173,977
Up to 1 year	4,810	83,523
From 1 to 2 years	4,837	48,385
From 2 to 3 years	9,619	75,246
From 3 to 5 years	5,058	132,661
From 5 to 7 years	373	63,540
From 7 to 10 years

	24,697	577,332

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(32,846)	39,658	1,628,328	1,508,670
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	11,168	(13,484)	(553,632)	(512,948)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(156)	(127)	(33,434)	(48,581)
Nontaxable revenues (ii)	11	—	1,694	2,803
Adjustment to estimated income (iii)	—	—	11,347	9,798
Interest on equity (iv)	(364)	—	(364)	—
Other adjustments	9	19	3,734	2,712

Income and social contribution taxes before tax incentives	10,668	(13,592)	(570,655)	(546,216)

Tax incentives—SUDENE	—	—	71,998	59,002

Income and social contribution taxes in the income statement	10,668	(13,592)	(498,657)	(487,214)

Current	(5,349)	(27,856)	(634,497)	(495,147)
Deferred	16,017	14,264	63,842	(51,069)

Tax incentives—SUDENE	—	—	71,998	59,002
Effective IRPJ and CSLL rates—%	32.5	34.3	30.6	32.3

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries; and
(iv)	Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Aracaju base	75	2017
	Suape base	75	2018
	Mataripe base(1)	75	2024
	Caucaia base(2)	75	2025
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

(1)	Due to modernization realized in the Mataripe base, SUDENE approved the 75% income tax reduction until 2024 through an appraisal report issued on December 30, 2015. On January 19, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days. As a result of Brazilian Federal Revenue Service of exceeding the deadline to approve the constitutive benefit appraisal, the income tax reduction was recognized by the subsidiary in the income statement in 2016, in the total amount of R$ 11,676 with retroactive effect to January 2015.
(2)	Due to modernization realized in the Caucaia base, SUDENE approved the 75% income tax reduction until 2025 through an appraisal report issued on June 1, 2016. On June 15, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days.

On December 30, 2014, the subsidiary Terminal Químico de Aratu S.A.—Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis—Maranhão. The subsidiary is awaiting for SUDENE’s pronouncement, which has no deadline to take place.

d.	Income and Social Contribution Taxes Carryforwards

As of September 30, 2016, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 264,860 (R$ 190,359 as of December 31, 2015) and negative basis of CSLL of R$ 214,156 (R$ 129,368 as of December 31, 2015), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 85,489 as of September 30, 2016 (R$ 59,233 as of December 31, 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	09/30/2016	12/31/2015
Rents	134,806	114,439
Deferred Stock Plan, net (see Note 8.c)	48,493	45,889
Advertising and publicity	36,162	25,195
Insurance premiums	19,384	24,644
Software maintenance	12,876	8,937
Purchases of meal and transportation tickets	1,438	1,757
Taxes and other prepaid expenses	7,397	7,279

	260,556	228,140

Current	92,371	81,476

Non-current	168,185	146,664

11.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	09/30/2016
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,145,728	3,114,000	13,181,478	170	440,423
Liabilities	4,277	541,161	8,788,443	—	303,870
Shareholders’ equity	1,141,451	2,572,898(*)	4,393,035	170	136,553
Net revenue from sales and services	—	923,670	49,909,886	—	1,111,521
Net income for the period	52,359	253,411(*)	821,062	—	64,881
% of capital held	100	100	100	100	33

	12/31/2015
	Subsidiaries			Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Assets	1,093,260	3,469,471	13,599,752	348,217
Liabilities	4,168	534,215	10,004,718	253,306
Shareholders’ equity	1,089,092	2,935,315(*)	3,595,034	94,911
of capital held	100	100	100	33

	09/30/2015
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	995,696,017	5,078,888
Net revenue from sales and services	—	890,755	47,437,973	13,490	726,730
Net income (loss) for the period	(445)	335,500(*)	632,909	6,866	25,432
% of capital held	100	100	100	99	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The financial information from our business segments is detailed in Note 30.

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A.— Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2015	1,089,092	2,935,315	3,595,034	—	7,619,441	31,514	7,650,955
Capital increase	—	—	—	170	170	—	170
Share of profit of subsidiaries and joint venture	52,359	253,411	821,062	—	1,126,832	21,543	1,148,375
Dividends and interest on equity (gross)	—	(544,626)	—	—	(544,626)	(4,300)	(548,926)
Tax liabilities on equity- method revaluation reserve	—	—	(33)	—	(33)	—	(33)
Valuation adjustment of subsidiaries	—	—	(23,028)	—	(23,028)	(3,416)	(26,444)
Translation adjustments of foreign-based subsidiaries	—	(71,202)	—	—	(71,202)	—	(71,202)

Balance as of September 30, 2016	1,141,451	2,572,898	4,393,035	170	8,107,554	45,341	8,152,895

	Investments in subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A.— Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2014	1,084,893	3,020,625	2,013,962	980,044	7,099,524	24,076	7,123,600
Share of profit of subsidiaries and joint ventures	(445)	335,500	632,909	6,842	974,806	8,444	983,250
Dividends and interest on equity (gross)	—	(431,383)	(142,303)	—	(573,686)	—	(573,686)
Tax liabilities on equity- method revaluation reserve	—	—	(110)	—	(110)	—	(110)
Valuation adjustment of subsidiaries	—	(9)	30,635	—	30,626	7,402	38,028
Translation adjustments of foreign-based subsidiaries	—	122,523	—	—	122,523	—	122,523

Balance as of September 30, 2015	1,084,448	3,047,256	2,535,093	986,886	7,653,683	39,922	7,693,605

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, formed in November 2012, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal, and in the segment of electronic payment for fuel throughout all the Brazilian territory.

These investments are accounted for under the equity method of accounting based on their interim financial information as of September 30, 2016.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance as of December 31, 2015	4,545	31,514	43,318	79,377
Capital increase	—	—	30,781	30,781
Valuation adjustments	—	(3,416)	—	(3,416)
Dividends and interest on equity (gross)	—	(4,300)	—	(4,300)
Share of profit (loss) of joint ventures	(14)	21,543	(17,938)	3,591

Balance as of September 30, 2016	4,531	45,341	56,161	106,033

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance as of December 31, 2014	4,960	24,076	25,472	54,508
Capital increase	—	—	31,000	31,000
Valuation adjustments	—	7,402	—	7,402
Share of profit (loss) of joint ventures	654	8,444	(17,297)	(8,199)
Dividends	(750)	—	—	(750)

Balance as of September 30, 2015	4,864	39,922	39,175	83,961

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	09/30/2016
	Uniăo Vopak	RPR	ConectCar
Current assets	5,132	326,602	68,876
Non-current assets	6,443	113,821	109,017
Current liabilities	1,660	250,137	65,019
Non-current liabilities	852	53,733	552
Shareholders’ equity	9,063	136,553	112,322
Net revenue from sales and services	9,456	1,111,521	23,784
Costs, operating expenses and income	(9,778)	(1,013,806)	(79,250)
Net financial income and income and social contribution taxes	296	(32,834)	19,590
Net income (loss)	(26)	64,881	(35,876)
Number of shares or units held	29,995	5,078,888	167,360,500
% of capital held	50	33	50

	12/31/2015
	Uniăo Vopak	RPR	ConectCar
Current assets	3,360	234,094	59,599
Non-current assets	7,300	114,123	85,195
Current liabilities	1,570	176,134	62,158
Non-current liabilities	—	77,172	—
Shareholders’ equity	9,090	94,911	82,636
Number of shares or units held	29,995	5,078,888	94,579,500
% of capital held	50	33	50

	09/30/2015
	Uniăo Vopak	RPR	ConectCar
Net revenue from sales and services	9,184	726,730	12,134
Costs, operating expenses and income	(7,484)	(683,251)	(65,158)
Net financial income and income and social contribution taxes	(392)	(18,047)	(18,429)
Net income (loss)	1,308	25,432	(34,595)
Number of shares or units held	29,995	5,078,888	82,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of August 31, 2016, while the other associates are valued based on the interim financial information as of September 30, 2016.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance as of December 31, 2015	5,743	12,000	3,684	110	21,537
Dividends received	(352)	—	—	—	(352)
Share of profit (loss) of associates	891	925	(4)	(18)	1,794

Balance as of September 30, 2016	6,282	12,925	3,680	92	22,979

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance as of December 31, 2014	6,212	3,090		3,676	165	13,143
Capital increase	—	10,368	(1)	—	—	10,368
Dividends received	(1,923)	(3,454)		—	—	(5,377)
Share of profit (loss) of associates	1,255	1,746		4	(38)	2,967

Balance as of September 30, 2015	5,544	11,750		3,680	127	21,101

(1)	In the 1st quarter 2015, Oxiteno realized a capital increase in Oxicap. Thus the interest in the associate has been changed from 25% to 15% approximately.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	09/30/2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	8,393	29,298	237	232	1,133
Non-current assets	17,871	73,577	10,233	1,681	2,821
Current liabilities	804	12,039	1	20	39
Non-current liabilities	332	5,164	3,109	1,616	1,708
Shareholders’ equity	25,128	85,672	7,360	277	2,207
Net revenue from sales and services	7,481	39,570	—	—	—
Costs, operating expenses and income	(3,825)	(30,489)	(44)	(132)	522
Net financial income and income and social contribution taxes	38	(3,330)	37	(12)	49
Net income (loss) for the period	3,694	5,751	(7)	(144)	571
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,175	13,390	73	759	691
Non-current assets	18,773	79,203	10,403	1,681	2,830
Current liabilities	644	8,682	—	403	101
Non-current liabilities	332	4,371	3,109	1,708	1,777
Shareholders’ equity	22,972	79,540	7,367	329	1,643
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	8,670	30,869	—	—	—
Costs, operating expenses and income	(3,547)	(4,922)	(30)	(121)	538
Net financial income and income and social contribution taxes	(2)	(8,948)	38	8	7
Net income (loss) for the period	5,121	16,999	8	(113)	545
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2015	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2016
Cost:
Land	—	524,159	84	—	219	(252)	(4,077)	520,133
Buildings	30	1,382,603	4,795	—	50,774	(92)	(24,283)	1,413,797
Leasehold improvements	10	701,183	8,216	—	53,408	(1,359)	(5)	761,443
Machinery and equipment	13	3,991,839	84,880	—	93,866	(8,277)	(61,816)	4,100,492
Automotive fuel/lubricant distribution equipment and facilities	14	2,282,462	68,693	—	32,924	(19,482)	—	2,364,597
LPG tanks and bottles	11	541,351	103,821	—	772	(24,097)	—	621,847
Vehicles	7	258,776	16,796	—	2,093	(13,818)	(649)	263,198
Furniture and utensils	9	170,695	17,985	—	6,268	(1,090)	(1,950)	191,908
Construction in progress	—	437,533	303,954	—	(238,096)	(423)	(16,426)	486,542
Advances to suppliers	—	12,125	44,059	—	(4,912)	—	(4,733)	46,539
Imports in progress	—	1,201	3,366	—	(3,909)	—	(253)	405
IT equipment	5	260,685	13,502	—	2,648	(365)	(1,301)	275,169

		10,564,612	670,151	—	(3,945)	(69,255)	(115,493)	11,046,070

Accumulated depreciation:
Buildings		(591,831)	—	(32,655)	13	36	5,120	(619,317)
Leasehold improvements		(359,117)	—	(40,603)	(14)	1,241	5	(398,488)
Machinery and equipment		(2,241,244)	—	(181,808)	2	8,499	21,549	(2,393,002)
Automotive fuel/lubricant distribution equipment and facilities		(1,270,797)	—	(97,068)	—	15,845	—	(1,352,020)
LPG tanks and bottles		(249,234)	—	(30,095)	—	10,615	—	(268,714)
Vehicles		(92,457)	—	(15,140)	—	8,410	289	(98,898)
Furniture and utensils		(110,259)	—	(8,128)	4	762	703	(116,918)
IT equipment		(203,793)	—	(14,292)	(3)	342	1,021	(216,725)

		(5,118,732)	—	(419,789)	2	45,750	28,687	(5,464,082)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(659)	—	—	(2,181)	—	105	(2,735)
Machinery and equipment		(4,739)	(143)	—	(2,211)	254	355	(6,484)
Automotive fuel/lubricant distribution equipment and facilities		(1,306)	—	—	—	832	—	(474)
Furniture and utensils		(1)	—	—	—	—	—	(1)

		(6,985)	(143)	—	(4,392)	1,086	460	(9,974)

Net amount		5,438,895	670,008	(419,789)	(8,335)	(22,419)	(86,346)	5,572,014

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of assets for expansion of plants, terminals, stores and bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2015	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2016
Cost:
Goodwill (i)	—	1,456,179	—	—	—	—	—	1,456,179
Software (ii)	5	539,522	48,562	—	6,892	—	(4,700)	590,276
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	36,588	6,120	—	—	—	—	42,708
Distribution rights (v)	5	3,278,487	361,216	—	(170,698)	—	—	3,469,005
Brands (vi)	—	120,944	—	—	—	—	(8,168)	112,776
Others (vii)	4	46,951	516	—	(5,960)	—	(1,095)	40,412

		5,511,288	416,414	—	(169,766)	—	(13,963)	5,743,973

Accumulated amortization:
Software		(350,760)	—	(36,813)	(2)	—	3,185	(384,390)
Technology		(31,256)	—	(1,195)	—	—	—	(32,451)
Commercial property rights		(16,979)	—	(2,256)	—	—	—	(19,235)
Distribution rights		(1,802,989)	—	(365,145)	165,354	—	—	(2,002,780)
Others		(15,369)	—	(5,877)	(84)	—	(24)	(21,354)

		(2,217,353)	—	(411,286)	165,268	—	3,161	(2,460,210)

		3,293,935	416,414	(411,286)	(4,498)	—	(10,802)	3,283,763

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	09/30/2016	12/31/2015
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278

		1,456,179	1,456,179

On December 31, 2015, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a three-years period to maturity of new stores.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2015, the discount and real growth rates used to extrapolate the projections ranged from 10.3% to 17.1% (except discount rate of Oxiteno Andina of 43.5%) and 0% to 1% p.a., respectively, depending on the CGU analyzed.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of losses for the year ended December 31, 2015. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the interim financial information as shown below:

	09/30/2016	09/30/2015
Inventories and cost of products and services sold	10,886	8,214
Selling and marketing	365,106	319,468
General and administrative	35,294	31,532

	411,286	359,214

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	09/30/2016	12/31/2015	Index/Currency		Weighted average financial charges 09/30/2016 – % p.a.	Maturity
Foreign currency – denominated loans:
Foreign loan (b.1) (*)	919,023	1,111,721	US$ + LIBOR	(i)	+0.7	2017 to 2018
Foreign loan (b.1) (*)	472,913	576,645	US$		+2.1	2017 to 2018
Foreign loan (b.2) (b.3) (b.4)	332,054	397,586	US$ + LIBOR	(i)	+1.4	2017 to 2018
Financial institutions (d)	194,499	77,800	US$ + LIBOR	(i)	+3.0	2019 to 2021
Advances on foreign exchange contracts	155,909	222,478	US$		+2.9	< 311 days
Financial institutions (d)	113,267	142,779	US$		+2.7	2016 to 2017
Foreign currency advances delivered	29,992	50,132	US$		+2.6	< 115 days
Financial institutions (d)	13,481	—	MX$	(ii)	+5.5	2016
Financial institutions (d)	10,155	27,110	MX$ + TIIE	(ii)	+1.0	2016 to 2017
BNDES (c)	8,674	24,057	US$		+6.0	2016 to 2020

Subtotal	2,249,967	2,630,308

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (e)	2,912,406	3,115,752	CDI		107.4	2017 to 2022
Debentures—IPP (f.1, f.2 and f.4)	1,986,198	1,413,101	CDI		107.1	2017 to 2021
Debentures—5th issuance (f.3)	804,030	833,114	CDI		108.3	2018
BNDES (c)	338,908	409,339	TJLP	(iii)	+2.4	2016 to 2021
Export Credit Note – floating rate (g)	158,647	158,648	CDI		101.5	2018
BNDES (c)	69,371	30,878	SELIC	(vi)	+2.3	2016 to 2021
BNDES EXIM	61,847	—	TJLP	(iii)	+3.5	2018
FINEP	51,925	61,724	R$		+4.0	2016 to 2021
Banco do Nordeste do Brasil	51,853	66,096	R$	(iv)	+8.5	2016 to 2021
Finance leases (h)	49,121	45,480	IGP-M	(v)	+5.6	2016 to 2031
BNDES (c)	43,526	49,681	R$		+5.3	2016 to 2022
FINEP	35,116	11,174	TJLP	(iii)	+0.8	2016 to 2023
BNDES EXIM	27,169	—	SELIC	(vi)	+3.9	2018
Floating finance leases (h)	167	319	CDI		+2.8	2016 to 2017
FINAME	116	255	TJLP	(iii)	+5.7	2016 to 2022
Fixed finance leases (h)	51	95	R$		+15.6	2016 to 2017
Export Credit Note (g) (*)	—	27,039	R$
Working capital loans Extrafarma – fixed rate	—	1,160	R$

Subtotal	6,590,451	6,223,855

Currency and interest rate hedging instruments (**)	168,107	47,445

Total	9,008,525	8,901,608

Current	1,766,568	1,097,855

Non-current	7,241,957	7,803,753

(*)	These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).
(**)	Accumulated losses (see Note 31).
(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2016, TJLP was fixed at 7.5% p.a.
(iv)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On September 30, 2016, the FNE interest rate was 10% p.a FNE grants a discount of 15% over the interest rate for timely payments.
(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The long-term consolidated debt had the following principal maturity schedule:

	09/30/2016	12/31/2015
From 1 to 2 years	2,643,468	3,393,586
From 2 to 3 years	2,932,646	3,165,603
From 3 to 4 years	711,182	1,155,809
From 4 to 5 years	569,291	38,585
More than 5 years	385,370	50,170

	7,241,957	7,803,753

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.i).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31).

b.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 31). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Mar/17	70.0	99.5
Sep/17	150.0	103.7
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4

Total / average cost	440.0	102.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 31). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

3) The subsidiary LPG International Inc. (“LPG Inc.”) has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

4) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

c.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans to finance investments and working capital.

In February 2016, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan will be used to fund the construction of a new alcoxylation plant in the state of Texas.

In September 2016, subsidiary Oxiteno USA renegotiated a loan in the notional amount of US$20 million, changing the maturity from October 2017 to September 2021, with interest of LIBOR + 3% p.a., paid quartely. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

The subsidiary IPP renegotiated loans with Banco do Brasil in the notional amount of R$ 167 million, changing the maturity from February 2016 to February 2019, with floating interest rate of 114% of CDI.

The subsidiary IPP renegotiated loans with Banco do Brasil in the notional amount of R$ 100 million and R$ 909.5 million, changing the maturity from May 2016 and January 2017, respectively, to May 2020, May 2021 and May 2022, with floating interest rate of 110.9% of CDI.

These loans mature, as follows (including interest until September 30, 2016):

Maturity

2017-Jul	171,364
2017-Nov	105,420
2018-Jan	171,364
2018-Apr	105,420
2019-Feb	170,179
2019-May	1,168,963
2020-May	339,899
2021-May	339,899
2022-May	339,898

Total	2,912,406

f.	Debentures

1)	In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which its main characteristics as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)	In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which its main characteristics as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

3)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)	In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in a single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which its main characteristics as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The funds raised by the issue will be used in the purchase of ethanol by the subsidiary. The subsidiary has the obligation to prove the allocation of the resources within 12 months from subscription.

g.	Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

In March 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$ 17.5 million, on the maturity date, with interest rate of 8% p.a., and also settled its respective hedging instrument.

In August 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$ 10.0 million, on the maturity date, with interest rate of 8% p.a., and also settled its respective hedging instrument.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment and software, with terms between 48 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	09/30/2016
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Equipment and intangible assets, net of depreciation and amortization	17,529	277	—	17,806
Financing (present value)	49,121	218	—	49,339

Current	2,436	207	—	2,643
Non-current	46,685	11	—	46,696

	12/31/2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Equipment and intangible assets, net of depreciation and amortization	19,890	438	95	20,423
Financing (present value)	45,480	396	18	45,894

Current	2,107	260	18	2,385
Non-current	43,373	136	—	43,509

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	09/30/2016
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Up to 1 year	4,876	221	—	5,097
From 1 to 2 years	4,876	12	—	4,888
From 2 to 3 years	4,876	—	—	4,876
From 3 to 4 years	4,876	—	—	4,876
From 4 to 5 years	4,876	—	—	4,876
More than 5 years	46,736	—	—	46,736

Total	71,116	233	—	71,349

	12/31/2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Up to 1 year	4,371	287	18	4,676
From 1 to 2 years	4,371	155	—	4,526
From 2 to 3 years	4,371	—	—	4,371
From 3 to 4 years	4,371	—	—	4,371
From 4 to 5 years	4,371	—	—	4,371
More than 5 years	45,165	—	—	45,165

Total	67,020	442	18	67,480

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

i.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 12/31/2015	Incurred cost	Amortization	Balance in 09/30/2016
Banco do Brasil (e)	0.2	11,883	3,529	(2,309)	13,103
Foreign Loans (b)	0.2	4,649	—	(1,866)	2,783
Debentures (f)	0.1	1,801	6,407	(880)	7,328
Other	0.2	545	2,079	(527)	2,097

Total		18,878	12,015	(5,582)	25,311

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (e)	3,951	4,483	3,378	648	441	202	13,103
Foreign Loans (b)	1,777	906	100	—	—	—	2,783
Debentures (f)	2,061	2,101	1,662	1,052	452	—	7,328
Other	532	544	505	459	57	—	2,097

Total	8,321	8,034	5,645	2,159	950	202	25,311

j. Guarantees

The financings are guaranteed by collateral in the amount of R$ 55,255 as of September 30, 2016 (R$ 52,312 as of December 31, 2015) and by guarantees and promissory notes in the amount of R$ 4,701,210 as of September 30, 2016 (R$ 4,369,977 as of December 31, 2015).

In addition, the Company and its subsidiaries offer collaterals in the form of letters of credit for commercial and legal proceedings in the amount of R$ 208,235 as of September 30, 2016 (R$ 187,551 as of December 31, 2015) and guarantees related to raw materials imported by the subsidiary IPP in the amount of R$ 59,080 as of September 30, 2016 (R$ 133,154 as of December 31, 2015).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 27,896 as of September 30, 2016 (R$ 27,106 as of December 31, 2015), with maturities of up to 213 days. As of September 30, 2016, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 670 as of September 30, 2016 (R$ 656 as of December 31, 2015), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

15.	Trade Payables (Consolidated)

	09/30/2016	12/31/2015
Domestic suppliers	1,001,460	1,390,204
Foreign suppliers	97,017	70,328

	1,098,477	1,460,532

Some Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Salaries and Related Charges (Consolidated)

	09/30/2016	12/31/2015
Provisions on payroll	208,143	149,818
Profit sharing, bonus and premium	118,583	201,579
Social charges	36,437	43,782
Salaries and related payments	5,151	6,993
Benefits	1,582	1,558
Others	1,068	583

	370,964	404,313

17.	Taxes Payable (Consolidated)

	09/30/2016	12/31/2015
ICMS	95,398	111,107
PIS and COFINS	16,073	11,165
Income Tax Withholding (IRRF)	14,319	2,418
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	13,495	26,342
IPI	6,817	4,949
ISS	6,862	6,976
National Institute of Social Security (INSS)	3,750	3,309
Others	2,061	2,538

	158,775	168,804

18.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the nine-month period ended September 30, 2016, the Company and its subsidiaries contributed R$ 17,216 (R$ 16,353 for the nine-month period ended September 30, 2015) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of September 30, 2016 was 8,993 active participants and 208 retired participants. In addition, Ultraprev had 28 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2015 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	09/30/2016	12/31/2015
Health and dental care plan	27,168	24,869
FGTS Penalty	61,240	59,517
Bonus	28,712	28,835
Life insurance	14,563	13,374

Total	131,683	126,595

Current	13,734	13,747
Non-current	117,949	112,848

19.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	09/30/2016	09/30/2015
Initial balance	74,716	70,802
Additions (new tanks)	249	520
Expense with tanks removed	(2,191)	(3,429)
Accretion expense	4,749	5,493

Final balance	77,523	73,386

Current	4,540	5,140
Non-current	72,983	68,246

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2015	Additions	Write- offs	Monetary restatement	Balance on 09/30/2016
IRPJ and CSLL (a.1.1)	439,923	—	—	26,646	466,569
PIS and COFINS (a.1.2)	135,818	427	(3,659)	7,714	140,300
ICMS	16,600	3,843	(1,026)	761	20,178
Social security	11,455	438	—	629	12,522
Civil, environmental and regulatory claims (a.2.1)	60,293	2,646	(5,689)	(449)	56,801
Labor litigation (a.3.1)	65,388	9,599	(11,658)	1,227	64,556
Other	505	—	—	32	537

Total	729,982	16,953	(22,032)	36,560	761,463

Current	45,322				58,449
Non-current	684,660				703,014

Some of the tax provisions above involve, in whole or in part, escrow deposits in the amount of R$582,576 as of September 30, 2016 (R$ 548,150 as of December 31, 2015).

a.1)	Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 450,245 as of September 30, 2016 (R$ 422,678 as of December 31, 2015). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 105,802 as of September 30, 2016 (R$ 99,874 as of December 31, 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2)	Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 56,801 as of September 30, 2016 (R$ 60,293 as of December 31, 2015).

a.3)	Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 64,556 as of September 30, 2016 (R$ 65,388 as of December 31, 2015) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature. The estimated amount of this contingency is R$ 2,312,786 as of September 30, 2016 (R$ 2,069,516 as of December 31, 2015).

b.1)	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,544,520 as of September 30, 2016 (R$ 1,261,396 as of December 31, 2015), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 166,721 as of September 30, 2016 (R$ 154,821 as of December 31, 2015).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of September 30, 2016 in these proceedings, was R$ 642,577 (R$ 509,604 as of December 31, 2015). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 293,524 (R$ 294,454 as of December 31, 2015), of which R$ 111,525 (R$ 119,663 as of December 31, 2015) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 110,315 (R$ 105,070 as of December 31, 2015); inventory differences in the amount of R$ 142,665 (R$ 103,428 as of December 31, 2015) related to the leftovers or faults due to temperature changes or product handling, and noncompliance of ancillary obligations in the amount of R$ 17,620 (R$ 6,652 as of December 31, 2015).

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 463,629 as of September 30, 2016 (R$ 308,377 as of December 31, 2015).

b.2)	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 529,093 as of September 30, 2016 (R$ 582,960 as of December 31, 2015), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) As a result of the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar, Environmental Company of the State of São Paulo (“CETESB”) charged a fine of R$ 22,500, due to the environmental and urban impacts allegedly caused by the incident. Tequimar filed before such Environmental Agency its refutation under the first administrative jurisdiction, in which, among other things, it claimed the inapplicability of federal legislation due to the existence of state legislation that not only regulate the issue but also may cause the fine reduction. It also denied the unlawful conduct by Tequimar. In March 2016, a decision in the administrative level denied the Company’s appeal against the fine applied by CETESB. The decision set forth a 30% discount in the case of an immediate payment. In this scenario, the subsidiary’s Management, supported by its legal counsel, decided to pay the fine in the amount of R$ 16,032 on March 16, 2016. For more information see Note 33.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.3) The subsidiary Cia. Ultragaz is party to two administrative proceedings established by CADE based on allegations of anti-competitive practices. Such administrative proceedings were recently commenced (August 25, 2016 and September 19, 2016, respectively), and the subsidiary is still in the early stages of assessment of the facts and evidences to submit a defense and estimate any impacts of such proceedings.

b.3)	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 239,173 as of September 30, 2016 (R$ 225,160 as of December 31, 2015), mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.

21.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	09/30/2016	12/31/2015
‘am/pm’ and Jet Oil franchising upfront fee	17,033	16,988
Loyalty program “Km de Vantagens”	11,992	10,569
Loyalty program “Clube Extrafarma”	3,810	7,899

	32,835	35,456

Current	21,595	24,420
Non-current	11,240	11,036

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted of sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended September 30, 2016 with 2,006 stores (1,909 stores as of December 31, 2015). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended September 30, 2016 with 1,511 stores (1,466 stores as of December 31, 2015). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

22.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The shares of the subscription warrants – indemnification may be exercised from 2020 onwards by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of September 30, 2016, the subscription warrants – indemnification were represented by 2,376,713 shares and amounted R$ 158,125 (as of December 31, 2015 were represented by 2,011,766 and totaled R$ 112,233). Due to the final adverse decision of some of these lawsuits, on September 30, 2016, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,059,981 (3,070,106 shares as of December 31, 2015). For further information of the Extrafarma acquisition, see Note 3.a to the financial statements of the Company filed with the CVM on February 17, 2016.

23.	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of September 30, 2016, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of September 30, 2016, on BM&FBOVESPA was R$ 71.06.

As of September 30, 2016, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of September 30, 2016, there were 29,758,897 common shares outstanding abroad in the form of ADRs (29,385,497 shares as of December 31, 2015).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

As of September 30, 2016, 13,131,356 common shares (13,321,356 as of December 31, 2015) were held in the Company’s treasury, acquired at an average cost of R$ 36.85 per share (R$ 36.85 as of December 31, 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.09 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

Because of the Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue. In addition, the Company incurred costs directly attributable to issuing new shares in the amount of R$ 2,260, reducing the capital reserve amount.

d.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 3,329,649 as of September 30, 2016 and December 31, 2015.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Gains and losses on the hedging instruments of firm commitment of exchange rate designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains of post- employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2015	6,261	1,523	11,169	18,953	66,925
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	—	(71,202)
Changes in fair value	(37,937)	—	—	(37,937)	—
Income and social contribution taxes on fair value	8,637	—	—	8,637	—
Actuarial gain of post-employment benefits	—	—	4,327	4,327	—
Income and social contribution taxes on actuarial gains	—	—	(1,471)	(1,471)	—

Balance as of September 30, 2016	(23,039)	1,523	14,025	(7,491)	(4,277)

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains of post- employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2014	51	7,098	7,149	43,192
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	122,523
Changes in fair value	38,028	—	38,028	—

Balance as of September 30, 2015	38,079	7,098	45,177	165,715

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2015 in the amount of R$ 434,467 (R$ 0.80 – eighty cents of Brazilian Real per share), were approved by the Board of Directors on February 17, 2016, and paid as of March 4, 2016, having been ratified in the Annual General Shareholders’ Meeting on April 13, 2016. On August 10, 2016, the Board of Directors approved the anticipation of dividends, in the amount of R$ 434,619 (R$ 0.80 – eighty cents of Brazilian Real per share), paid as from August 26, 2016.

24.	Revenue from Sale and Services (Consolidated)

	09/30/2016	09/30/2015
Gross revenue from sale	59,731,400	56,373,339
Gross revenue from services	454,691	416,918
Sales taxes	(1,458,385)	(1,457,395)
Discounts and sales returns	(464,085)	(256,692)
Deferred revenue (see Note 21)	4,081	(1,003)

Net revenue from sales and services	58,267,702	55,075,167

25.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	09/30/2016	09/30/2015
Raw materials and materials for use and consumption	52,197,694	49,456,049
Personnel expenses	1,499,988	1,404,009
Freight and storage	808,067	827,657
Depreciation and amortization	819,821	731,447
Advertising and marketing	148,048	131,954
Services provided by third parties	222,459	170,923
Lease of real estate and equipment	120,927	104,100
Other expenses	269,211	243,708

Total	56,086,215	53,069,847

Classified as:
Cost of products and services sold	53,073,251	50,299,900
Selling and marketing	1,965,256	1,834,548
General and administrative	1,047,708	935,399

Total	56,086,215	53,069,847

Research and development expenses are recognized in the income statements and amounted to R$ 35,281 for the nine-month period ended September 30, 2016 (R$ 29,218 for the nine-month period ended September 30, 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the nine-month period ended September 30, 2016, the loss was R$ 2,066 (gain of R$ 29,231 for the nine-month period ended September 30, 2015), represented primarily from disposal of property, plant, and equipment.

27.	Other Operating Income, Net (Consolidated)

	09/30/2016	09/30/2015
Commercial partnerships (1)	33,010	27,929
Merchandising (2)	25,685	27,671
Loyalty program (3)	9,115	12,363
Adjustment of working capital and net debt – Extrafarma acquisition (see Note 22)	—	13,784
Ultracargo – fire accident in Santos (see Note 33)	16,911	(85,682)
Compensation of undue use of Ultratecno brand	—	16,000
Others	5,352	3,599

Other operating income, net	90,073	15,664

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Financial Income (Expense)

	Parent		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Financial income:
Interest on financial investments	108,688	135,670	262,668	247,370
Interest from customers	—	—	75,444	59,190
Other financial income	—	7	2,986	2,907

	108,688	135,677	341,098	309,467

Financial expenses:
Interest on loans	—	(4)	(550,023)	(466,254)
Interest on debentures	(89,742)	(84,130)	(270,873)	(226,434)
Interest on finance leases	—	—	(7,167)	(3,384)
Bank charges, financial transactions tax, and other charges	(4,707)	296	(54,824)	(29,452)
Exchange variation, net of gains and losses with derivative instruments	—	—	(42,280)	(74,009)
Changes in subscription warranty—indemnification (see Note 22)	(47,100)	(41,939)	(47,100)	(41,939)
Monetary restatement of provisions, net, and other financial expenses	(18)	(15)	(9,997)	(9,540)

	(141,567)	(125,792)	(982,264)	(851,012)

Financial income (expense)	(32,879)	9,885	(641,166)	(541,545)

29.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 22, respectively.

Basic Earnings per Share	09/30/2016	09/30/2015
Net income for the period of the Company	1,126,197	1,009,316

Weighted average shares outstanding (in thousands)	541,356	544,523
Basic earnings per share –R$	2.0803	1.8536

Diluted Earnings per Share	09/30/2016	09/30/2015
Net income for the period of the Company	1,126,197	1,009,316

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	545,462	548,901
Diluted earnings per share –R$	2.0647	1.8388

Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation:	541,356	544,523
Dilution effect
Subscription warrants—indemnification	2,231	2,178
Deferred Stock Plan	1,875	2,200

Weighted average shares outstanding for diluted per share calculation:	545,462	548,901

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Tocantins. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	09/30/2016	09/30/2015
Net revenue from sales and services:
Ultragaz	3,986,685	3,373,158
Ipiranga	50,048,840	47,503,122
Oxiteno	2,869,116	2,996,220
Ultracargo	258,896	242,846
Extrafarma	1,144,860	997,806
Others (1)	31,708	32,611
Intersegment sales	(72,403)	(70,596)

Total	58,267,702	55,075,167

Intersegment sales:
Ultragaz	2,266	2,327
Ipiranga	—	—
Oxiteno	1,895	1,713
Ultracargo	36,690	33,945
Extrafarma	—	—
Others (1)	31,552	32,611

Total	72,403	70,596

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	3,984,419	3,370,831
Ipiranga	50,048,996	47,503,122
Oxiteno	2,867,221	2,994,507
Ultracargo	222,206	208,901
Extrafarma	1,144,860	997,806
Others (1)	—	—

Total	58,267,702	55,075,167

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2016	09/30/2015
Operating income (expense):
Ultragaz	206,051	142,749
Ipiranga	1,702,072	1,448,784
Oxiteno	299,999	448,411
Ultracargo	65,107	(18,466)
Extrafarma	(7,006)	3,487
Others (1)	3,271	25,250

Total	2,269,494	2,050,215

Share of profit of joint-ventures and associates:
Ultragaz	(17)	(38)
Ipiranga	(17,047)	(16,042)
Oxiteno	922	1,750
Ultracargo	(13)	654
Others (1)	21,540	8,444

Total	5,385	(5,232)

Financial income	341,098	309,467
Financial expenses	(982,264)	(851,012)

Income before income and social contribution taxes	1,633,713	1,503,438

Additions to property, plant, and equipment and intangible assets:
Ultragaz	219,622	197,238
Ipiranga	569,400	560,464
Oxiteno	162,744	91,044
Ultracargo	41,811	10,460
Extrafarma	83,954	49,351
Others (1)	9,034	20,463

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	1,086,565	929,020
Asset retirement obligation – fuel tanks (see Note 19)	(249)	(520)
Capitalized borrowing costs	(17,872)	(19,678)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,068,444	908,822

Depreciation and amortization charges (excluding intersegment account balances):
Ultragaz	118,370	105,693
Ipiranga	514,988	450,516
Oxiteno	112,858	109,503
Ultracargo	32,356	31,182
Extrafarma	30,855	16,522
Others (1)	10,394	18,031

Total	819,821	731,447

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2016	12/31/2015
Total assets (excluding intersegment account balances):
Ultragaz	2,293,051	2,195,314
Ipiranga	10,798,401	11,292,350
Oxiteno	3,999,281	4,148,716
Ultracargo	1,342,998	1,283,613
Extrafarma	1,702,055	1,570,024
Others (1)	575,169	476,032

Total	20,710,955	20,966,049

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	09/30/2016(1)	12/31/2015
United States of America	216,744	201,286
Mexico	108,054	140,759
Uruguay	66,897	79,408
Venezuela	3,675	4,364

(1)	The decrease in fixed and intangible assets as of September 30, 2016, is substantially due to the valuation of the Real against the functional currencies of the foreign subsidiaries used in the translation of information.

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2016	09/30/2015
Net revenue:
Brazil	57,445,901	54,123,654
Mexico	137,835	148,344
Uruguay	31,758	27,778
Venezuela	16,108	107,382
Other Latin American countries	334,692	301,186
United States of America and Canada	123,068	131,688
Far East	47,432	124,022
Europe	84,682	68,208
Others	46,226	42,905

Total	58,267,702	55,075,167

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of September 30, 2016 and December 31, 2015:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	09/30/2016	12/31/2015
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	154.8	147.8
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	184.2	188.8
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	570.2	611.4

	909.2	948.0

Liabilities in foreign currency
Financing in foreign currency	(2,250.0)	(2,630.3)
Payables arising from imports, net of advances to foreign suppliers	(69.2)	(64.4)

	(2,319.2)	(2,694.7)

Foreign currency hedging instruments	2,220.4	2,667.2

Net asset position – Total	810.4	920.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 810.4 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	0.9	2.4	4.7
(2) Shareholders’ equity effect		80.1	200.2	400.5

(1) + (2)	Net effect	81.0	202.6	405.2

(3) Income statement effect	Real appreciation	(0.9)	(2.4)	(4.7)
(4) Shareholders’ equity effect		(80.1)	(200.2)	(400.5)

(3) + (4)	Net effect	(81.0)	(202.6)	(405.2)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f—Cumulative Translation Adjustments).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of September 30, 2016, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of September 30, 2016 and December 31, 2015:

In millions of Brazilian Reais
	Note	09/30/2016	12/31/2015
CDI
Cash equivalents	4	2,112.2	2,497.9
Financial investments	4	648.9	801.6
Asset position of foreign exchange hedging instruments—CDI	31	30.4	30.6
Loans and debentures	14	(5,861.4)	(5,520.9)
Liability position of foreign exchange hedging instruments—CDI	31	(2,188.3)	(2,225.1)
Liability position of hedging instruments from pre-fixed interest to CDI	31	—	(27.8)

Net liability position in CDI		(5,258.2)	(4,443.7)

TJLP
Loans –TJLP	14	(436.0)	(420.8)

Net liability position in TJLP		(436.0)	(420.8)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	31	1,124.5	1,364.4
Loans—LIBOR	14	(1,445.6)	(1,587.1)

Net liability position in LIBOR		(321.1)	(222.7)

TIIE
Loans—TIIE	14	(10.2)	(27.1)

Net liability position in TIIE		(10.2)	(27.1)

SELIC
Loans – SELIC	14	(96.5)	(30.9)

Net liability position in SELIC		(96.5)	(30.9)

Total net liability position exposed to floating interest		(6,122.0)	(5,145.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of September 30, 2016, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	26.1	65.3	130.6
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.2	0.6	1.2
Interest effect on debt in CDI	Increase in CDI	(60.8)	(151.9)	(303.8)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(18.0)	(50.0)	(103.3)

Incremental expenses		(52.5)	(136.0)	(275.3)

Interest effect on debt in TJLP	Increase in TJLP	(2.2)	(5.6)	(11.2)

Incremental expenses		(2.2)	(5.6)	(11.2)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.6	1.5	3.0
Interest effect on debt in LIBOR	Increase in LIBOR	(0.8)	(1.9)	(3.9)

Incremental expenses		(0.2)	(0.4)	(0.9)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.2)	(0.3)

Incremental expenses		(0.1)	(0.2)	(0.3)

Interest effect on debt in SELIC	Increase in SELIC	(0.6)	(1.4)	(2.8)

Incremental expenses		(0.6)	(1.4)	(2.8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	09/30/2016	12/31/2015
Ipiranga	177,870	151,921
Ultragaz	32,513	28,136
Oxiteno	11,182	12,412
Extrafarma	6,896	5,376
Ultracargo	2,971	2,971

Total	231,432	200,816

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,243.9 million, including estimated interests on loans (for quantitative information, see Note 14). Furthermore, the investment plan for 2016 totals R$ 2,005 million, and until September 30, 2016, the amount of R$ 1,092 million had been realized. As of September 30, 2016, the Company and its subsidiaries had R$ 3,160.3 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of September 30, 2016 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of September 30, 2016.

				In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	10,896.6	2,243.9	6,668.4	1,551.5	432.8
Currency and interest rate hedging instruments (3)	234.3	148.8	85.5	—	—
Trade payables	1,098.5	1,098.5	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 11.9% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 3.29 in 2016, R$ 3.49 in 2017, R$ 3.78 in 2018, R$ 4.07 in 2019 and R$ 4.37 in 2020, (iii) TJLP of 7.5% p.a. and (iv) IGP-M of 5.1% in 2017, 4.6% in 2018, 4.6% in 2019 and 4.6% in 2020 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on September 30, 2016 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on September 30, 2016. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

			Notional amount(1)		Fair value		Amounts receivable	Amounts payable
Hedging instruments	Counterparty	Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016
					R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Itaú, JP Morgan, Santander, Scotiabank	Oct 2016 to Nov 2018	US$ 350.0	US$ 350.0	1,124.5	1,364.4	1,124.5	—
Receivables in U.S. dollars (Fixed)			US$ 349.8	US$ 334.5	1,125.7	1,335.1	1,125.7	—
Payables in CDI interest rate			(US$ 699.8)	US$ (684.5)	(2,188.3)	(2,225.1)	—	2,188.3

Total result			—	—	61.9	474.4	2,250.2	2,188.3

b – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, Citibank, Itaú, Santander	Oct 2016 to Dec 2016
Receivables in CDI interest rates			US$ 9.2	US$ 7.9	30.4	30.6	30.4	—
Payables in U.S. dollars (Fixed)			(US$ 9.2)	US$ (7.9)	(29.8)	(32.3)	—	29.8

Total result			—	—	0.6	(1.7)	30.4	29.8

c – Interest rate swaps in R$
Receivables in fixed interest rate			—	R$27.5	—	27.4	—	—
Payables in CDI interest rate			—	R$(27.5)	—	(27.8)	—	—

Total result			—	—	—	(0.4)	—	—

Total gross result					62.5	472.3	2,280.6	2,218.1
Income tax					(35.7)	(86.0)	(35.7)	—

Total net result					26.8	386.3	2,244.9	2,218.1

Positive result (see Note 4)					194.8	433.7
Negative result (see Note 14)					(168.0)	(47.4)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of September 30, 2016 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of September 30, 2016, the Company and its subsidiaries had outstanding swap contracts totaling US$ 699.8 million in notional amount with a liability position, on average of 96.9% of CDI, of which US$ 349.8 million, on average, had an asset position at US$ + 1.24% p.a. and US$ 350.0 million had an asset position at US$ + LIBOR + 0.87% p.a. This amount includes US$ 440.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 14.b and “hedge accounting” below) and US$ 175.8 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

b—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of September 30, 2016, these swap contracts totaled US$ 9.2 million and, on average, had an asset position at 72.7% of CDI and a liability position at US$ + 0.0% p.a.

c—Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. This swap contract was settled at maturity date (See Note 14.g).

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On September 30, 2016, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 440.0 million. In 2016, a loss of R$ 420.7 million related to the result of hedging instruments, a gain of R$ 13 million related to the fair value adjustment of debt, and a gain of R$ 268.9 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 101.9% of CDI (see Note 14.b.1).

On September 30, 2016, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 175.8 million, and a loss of R$ 117.2 million was recognized through the income statement. On September 30, 2016, the unrealized loss of “Other comprehensive income” is R$ 16.8 million, net of deferred income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity as of September 30, 2016 and 2015 of the Company and its subsidiaries:

	R$ million
	09/30/2016
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(100.6)	(16.8)
b – Exchange rate swaps payable in U.S. dollars (ii)	9.6	—
c – Interest rate swaps in R$ (iii)	(0.5)	—

Total	(91.5)	(16.8)

	R$ million
	09/30/2015	12/31/2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(106.9)	6.3
b – Exchange rate swaps payable in U.S. dollars (ii)	(1.1)	(31.3)
c – Interest rate swaps in R$ (iii)	1.4	—

Total	(106.6)	(25.0)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the designation effect of foreign exchange hedging.
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of September 30, 2016 and December 31, 2015, are stated below:

			09/30/2016		12/31/2015
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	129,293	129,293	192,016	192,016
Financial investments in local currency	Measured at fair value through profit or loss	4	2,112,170	2,112,170	2,497,903	2,497,903
Financial investments in foreign currency	Measured at fair value through profit or loss	4	56,499	56,499	12,974	12,974
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	641,439	641,439	790,969	790,969
Fixed-income securities and funds in local currency	Held to maturity	4	7,448	7,448	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	28,274	28,274	35,013	35,013
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	194,924	194,924	433,669	433,669

Total			3,170,047	3,170,047	3,973,162	3,973,162

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,391,936	1,391,936	1,715,405	1,715,405
Financing	Measured at amortized cost	14	4,608,915	4,555,192	4,846,649	4,686,178
Debentures	Measured at amortized cost	14	2,790,228	2,765,685	2,246,215	2,233,313
Finance leases	Measured at amortized cost	14	49,339	49,339	45,894	45,894
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	168,107	168,107	47,445	47,445
Subscription warrants – indemnification	Measured at fair value through profit or loss	22	158,125	158,125	112,233	112,233

Total			9,166,650	9,088,384	9,013,841	8,840,468

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of September 30, 2016 and December 31, 2015. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.j), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 22). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries as of September 30, 2016 and December 31, 2015:

	Category	Note	09/30/2016	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	129,293	129,293	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,112,170	2,112,170	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	56,499	56,499	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	641,439	641,439	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,448	7,448	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	28,274	25,580	2,694	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	194,924	—	194,924	—

Total			3,170,047	2,972,429	197,618	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,391,936	—	1,391,936	—
Financing	Measured at amortized cost	14	4,555,192	—	4,555,192	—
Debentures	Measured at amortized cost	14	2,765,685	—	2,765,685	—
Finance leases	Measured at amortized cost	14	49,339	—	49,339	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	168,107	—	168,107	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	22	158,125	—	158,125	—

Total			9,088,384	—	9,088,384	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	192,016	192,016	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,497,903	2,497,903	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	12,974	12,974	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	790,969	790,969	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	35,013	25,615	9,398	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	433,669	—	433,669	—

Total			3,973,162	3,530,095	443,067	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,715,405	—	1,715,405	—
Financing	Measured at amortized cost	14	4,686,178	—	4,686,178	—
Debentures	Measured at amortized cost	14	2,233,313	—	2,233,313	—
Finance leases	Measured at amortized cost	14	45,894	—	45,894	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	47,445	—	47,445	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	22	112,233	—	112,233	—

Total			8,840,468	—	8,840,468	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition. For further information, see Note 22.

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of September 30, 2016. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 3.89 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of September 30, 2016, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of September 30, 2016 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	214,655	837,182	1,459,708
(2) Debts/firm commitments in dollars	appreciation	(214,651)	(837,168)	(1,459,686)

(1)+(2)	Net effect	4	14	22

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(310)	7,271	14,852
(4) Gross margin of Oxiteno	devaluation	310	(7,271)	(14,852)

(3)+(4)	Net effect	—	—	—

32.	Commitments (Consolidated)

a.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2016, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 190 thousand tons in 2016. The minimum purchase commitment and the actual demand accumulated to September 30, 2016 and 2015, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment (*)		Accumulated demand (actual)
In tons of ethylene	09/30/2016	09/30/2015	09/30/2016	09/30/2015
1st quarter	47,240	37,743	47,196	44,352
2nd quarter	47,240	46,596	53,530	51,112
3rd quarter	47,760	47,890	54,180	48,507

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to September 30, 2016 and 2015, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment (*)		Accumulated demand (actual)
In tons of ethylene	09/30/2016	09/30/2015	09/30/2016	09/30/2015
1st semester	17,688	20,101	18,423	17,669
2nd semester (in progress)	11,026	11,027	10,783	12,674

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

b.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,062
Ipiranga	R$770
Ultracargo	R$550
Ultragaz	R$300
Extrafarma	R$135

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
09/30/2016	26,051	32,096	—	58,147

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
09/30/2016	payable	101,789	287,516	158,540	547,755
	receivable	(49,823)	(151,203)	(70,767)	(271,793)

The expense recognized for the nine-month period ended September 30, 2016 for operating leases was R$ 73,810 (R$ 74,167 for the nine-month period ended September 30, 2015), net of sublease income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Ultracargo – Fire Accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire accident surrounding six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental damages (see Note 20.b.2.2) and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 32.b).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the municipal government granted Ultracargo the authorization to resume its operations in the area not affected by the accident as published in the Santos Official Gazette (Diário Oficial de Santos). The operations corresponding to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil, are still suspended.

The decommissioning plan is in progress, which comprises the removal of equipment and structures of the terminal affected by the fire. This process will allow the conclusion of investigation, as well as allow the start of the work to restore the affected area.

According to its services contracts with clients, Ultracargo has the obligation to hire insurance coverage and any indemnification will be paid by the insurer, according to the respective insurer’s analysis and processing terms for the insurance loss adjustment. In the nine-month period ended September 30, 2016, Ultracargo signed an agreement with certain customers to advance the insurance indemnities and accrued the amount of R$ 171,775 in liabilities and recognized a receivables from the insurer in the same amount as an indemnification asset. Until September 30, 2016, Ultracargo paid advances to a customer in the amount of R$ 144,376, remaining a balance of R$ 27,399 in current liabilities.

The balance of R$ 200,251 of indemnification asset classified as current assets, includes R$ 24,083 of loss in inventories of Ipiranga and R$ 4,393 of loss in assets of Ultracargo. Such amounts are covered by insurance and were communicated to the insurer for inclusion in the loss adjustment process, whose conclusion and corresponding indemnification to the clients depends on completion of the Criminalistics Institute assessment, and are not expected to materially affect the results of the Company.

In addition, the Company has lawsuits and extrajudicial claims, for third-party and customers indemnification, related to damages and losses, presented until the date of these interim financial statements. Such lawsuits and claims are entitled to insurance coverage and are being analyzed by the insurers. The amounts of contingent liabilities relating to lawsuits and extrajudicial claims is R$ 103,808 and R$ 31,874, respectively.

Finally, Ultracargo pleaded advances related to expenses with rescue and containment and loss of profit, which were included in the loss adjustment by the insurers, in the amounts of R$ 50,818 and R$ 40,453, respectively. In the first quarter of 2016, Ultracargo received R$ 29,751 from the insurer related to reimbursement of rescue and containment expenses and in the second quarter of 2016, Ultracargo received R$ 30,000 from the insurer related to loss of profit. Both receipts were recognized in the income statement. The balance of contingent assets will be recognized when received or approved by the insurer.

34.	Subsequent Event

On October 6, 2016, the subsidiary Ultrapar International S.A. issued notes in the international market in the amount of US$ 750 million, with maturity in October 2026 and interest of 5.25% p.a., payed semiannually. The price was 98.097% of its face value. The notes were guaranteed by Ultrapar and by IPP.

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A—ANALYSIS OF CONSOLIDATED EARNINGS

Third Quarter 2016

(1)	Selected financial information:

(R$ million)	3Q16	3Q15	2Q16	Variation 3Q16 X 3Q15	Variation 3Q16 X 2Q16	9M16	9M16	Variation 9M16 X 9M15

Net revenue from sales and services	19,445.2	19,160.8	19,298.2	1%	1%	58,267.7	55,075.2	6%
Cost of products and services sold	(17,662.3)	(17,510.3)	(17,604.9)	1%	0%	(53,073.3)	(50,299.9)	6%
Gross profit	1,782.9	1,650.5	1,693.3	8%	5%	5,194.5	4,775.3	9%
Selling, marketing, general and administrative expenses	(1,044.8)	(974.5)	(1,005.2)	7%	4%	(3,013.0)	(2,769.9)	9%
Other operating income, net	14.5	15.4	40.2	-6%	-64%	90.1	15.7	475%
Gain on disposal of property, plant and equipment and intangibles	(0.1)	4.6	(2.1)	-101%	-97%	(2.1)	29.2	107%
Operating income	752.5	696.0	726.2	8%	4%	2,269.5	2,050.2	11%
Financial expenses, net	(202.2)	(233.1)	(222.5)	-13%	-9%	(641.2)	(541.5)	18%
Share of profit of joint ventures and associates	2.3	(5.8)	6.3	-141%	-63%	5.4	(5.2)	203%
Income before income and social contribution taxes	552.6	457.1	510.1	21%	8%	1,633.7	1,503.4	9%
Income and social contribution taxes – current and deferred	(192.0)	(180.2)	(173.4)	7%	11%	(570.7)	(546.2)	4%
Income and social contribution taxes – tax incentives	19.4	21.7	30.5	-11%	-36%	72.0	59.0	22%
Net income	380.1	298.5	367.1	27%	4%	1,135.1	1,016.2	12%
Net income attributable to Ultrapar	376.8	295.9	364.2	27%	3%	1,126.2	1,009.3	12%
Net income attributable to non-controlling interests in subsidiaries	3.3	2.7	3.0	23%	10%	8.9	6.9	28%
EBITDA (*)	1,029.3	944.1	1,007.8	9%	2%	3,094.7	2,776.4	11%
Volume – LPG sales – thousand tons	466.8	450.7	446.7	4%	5%	1,320.4	1,284.0	3%
Volume – Fuels sales – thousand of cubic meters	5,934.7	6,574.1	5,948.0	-10%	0%	17,816.9	19,136.7	-7%
Volume – Chemicals sales – thousand tons	199.8	190.8	183.7	5%	9%	565.1	558.5	1%

(*)	For further information on EBITDA, see note (1) on page 98.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

(2)	Performance Analysis:

Ultrapar

Net revenue from sales and services: Ultrapar’s consolidated net sales and services in 3Q16 increased by 1% compared to 3Q15, reaching R$ 19,445 million. Compared to 2Q16, Ultrapar’s net sales and services also increased by 1%, due to the growth in revenues in all businesses, excluding Ipiranga, which remained stable. During 9M16, Ultrapar’s net sales and services increased by 6% compared with 9M15, totaling R$ 58,268 million.

Cost of products and services sold: In 3Q16, Ultrapar’s cost of products and services sold increased by 1% compared to 3Q15, totaling R$ 17,662 million. Compared with 2Q16, Ultrapar’s cost of products and services sold remained stable, as a result of the decrease in cost of products and services sold in Ipiranga and Ultracargo, offset by the increased cost of products and services at Oxiteno, Ultragaz e Extrafarma. In 9M16, Ultrapar’s cost of products and services sold increased by 8% compared with 1H15, totaling R$ 35,411 million.

Gross profit: Ultrapar’s gross profit amounted to R$ 1,783 million in 3Q16, up 8% over 3Q15, as a consequence of the growth in the gross profit in all business units, except Oxiteno. Compared with 2Q16, Ultrapar’s gross profit increased by 5%. In 9M16, Ultrapar’s gross profit increased by 9% compared with 9M15, totaling R$ 5,194 million.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 1,045 million in 3Q16, an increase of 7% over 3Q15, due to the increase in expenses in all business unit, except Oxiteno. Compared with 2Q16, Ultrapar’s selling, marketing, general and administrative expenses increased by 4%. In 9M16, Ultrapar’s selling, marketing, general and administrative expenses increased by 9% compared with 9M15, totaling R$ 3,013 million.

Other operating results, net: In 3Q16, “Other operating results, net” amounted to a net expense of R$ 14 million compared to a net income of R$ 15 million in 3Q15 and a net revenue of R$ 40 million in 2Q16. In 3Q16, the amount is explained by (i) lower revenues from the strategy of constant innovation in services and convenience in Ipiranga, offset by expenses with fire accident in Santos. In 9M16, “Other operating results, net” totaled net revenue of R$ 90 million.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 3Q16 amounted to R$ 274 million, an 8% increase over 3Q15, as a result of investments made during the last 12 months, especially in the expansion of Ipiranga’s service station network. Compared to 2Q16, total depreciation and amortization costs and expenses remained stable. During 9M16, Ultrapar’s total depreciation and amortization costs and expenses amounted to R$ 820 million, up 12% over 9M15.

Operating income: Ultrapar’s operating income amounted to R$ 753 million in 3Q16, up 8% over 3Q15, as a result of the increase in the operating income of Ipiranga, Ultragaz and Ultracargo. Compared with 2Q16, Ultrapar’s operating income increased by 4%. In 9M16, Ultrapar’s operating income amounted to R$ 2,269 million, 11% higher than in 9M15.

Financial result: Ultrapar’s net debt as of September 30, 2016 was R$ 5.8 billion (1.4 times LTM EBITDA), compared to R$ 5.7 billion as of September 30, 2015 (1.5 times LTM EBITDA). Ultrapar reported net financial expenses of R$ 202 million in 3Q16, a R$ 31 million decrease compared to 3Q15, mainly due to the effects of the exchange rate fluctuations in the period, offset by the effect of higher net debt, in line with the company’s growth. Compared to 2Q16, net financial expense decreased by R$ 20 million, mainly due to lower average net debt in 3Q16. During 9M16, Ultrapar reported net financial expense of R$ 641 million, an 18% increase compared to 9M15.

Income and social contribution taxes / Tax incentives: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 173 million in 3Q16, an 8% increase over 9% 3Q15, same growth level noticed in operating profit. Compared to 2Q16, income tax and social contribution expenses, net of benefit of tax holidays decreased by 21%. In 9M16, Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 499 million, 2% above that in 9M15.

Net income: Net earnings in 3Q16 amounted to R$ 380 million, a 27% increase compared to 3Q15, due to the EBITDA growth and lower net financial expenses. Compared to 2Q16, net earnings increased by 4%. During 9M16, Ultrapar reported net earnings of R$ 1,135 million, up 12% over 9M15.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 1,029 million in 3Q16, up 9% over 3Q15, as a result of the EBITDA growth in Ipiranga, Ultragaz, Ultracargo and Extrafarma. Compared with 2Q16, Ultrapar’s EBITDA increased by 2%. During 9M16, EBITDA amounted to R$ 3,095 million, up 11% over 9M15.

R$ million	3Q16	3Q15	2Q16	Variação 3Q16 X 3Q15	Variação 3Q16 X 2Q16	9M16	9M15	Variação 9M16 X 9M15
Ultrapar	1,029.3	944.1	1,007.8	9%	2%	3,094.7	2,776.4	11%
Ipiranga	787.7	610.4	717.9	29%	10%	2,218.0	1,900.6	17%
Oxiteno	98.6	212.1	116.8	-54%	-16%	413.8	559.7	-26%
Ultragaz	107.5	103.3	108.4	4%	-1%	324.4	248.4	31%
Ultracargo	23.0	14.5	41.8	59%	-45%	97.5	13.4	629%
Extrafarma	6.4	5.9	12.3	7%	-48%	23.8	20.0	19%

(1)	The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The reconciliation of the EBITDA to the net income of the period is presented below:

R$ million	3Q16	3Q15	2Q16	9M16	9M15
Net Income	380.1	298.5	367.1	1,135.1	1,016.2
(+) Income and social contribution taxes	172.6	158.5	143.0	498.7	487.2
(+) Financial expenses, net	202.2	233.1	222.5	641.2	541.5
(+) Depreciation and amortization	274.5	253.9	275.2	819.8	731.4
EBITDA	1,029.3	944.1	1,007.8	3,094.7	2,776.4

The performance analysis for each segment is presented below:

Ipiranga

Operational performance: Ipiranga’s sales volume totaled 5,935 thousand cubic meters in 3Q16, 10% below 3Q15 volume. Fuel sales volume for light vehicles (Otto cycle) decreased by 10% compared to 3Q15, despite the estimated 3% average growth in the light vehicle fleet, reflecting the economic conditions, worsening of employment rates and the increase in the cost of fuels’ share of income. Diesel volume decreased by 10% year-over-year, following the economy weak performance and lower market share in the retail wholesale resellers’ segment. In 3Q16, sales volume remained stable compared to 2Q16, but with a consistent Otto cycle growth of 2% in the last two quarters. During 9M16, Ipiranga accumulated sales volume of 17,817 thousand cubic meters, down 7% from 9M15.

Net revenue from sales and services: Ipiranga’s net sales and services reached R$ 16,591 million in 3Q16, remaining stable compared to 3Q15. The lower volume was offset by (i) the rise in diesel and gasoline costs in October 2015 by Petrobras and, consequently, higher ethanol costs, (ii) increased share of gasoline in sales mix in 3Q16, and (iii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared to 2Q16, net sales and services remained stable, consistently with the sales volume. During 9M16, Ipiranga’s net sales and services amounted to R$ 50,049 million, up 5% over 9M15.

Cost of products sold: Ipiranga’s cost of goods sold totaled R$ 15,424 million in 3Q16, remaining stable compared to 3Q15, mainly due to the rise in diesel and gasoline costs in October 2015 and, consequently, higher ethanol costs, offset by lower sales volume. The cost of goods sold decreased by 1% compared to 2Q16, in line with the operational performance. During 9M16, Ipiranga’s cost of goods sold totaled R$ 46,740 million, up 5% over 9M15.

Selling, marketing, general and administrative expenses: Ipiranga’s sales, general and administrative expenses amounted to R$ 571 million in 3Q16, a 9% increase over 3Q15, resulting from (i) higher expenses related to innovation and expansion projects and studies, (ii) higher expenses with marketing programs, (iii) the expansion of Ipiranga’s service stations networks and franchises and (iv) inflation in this period, partially offset by lower freight expenses, due to lower sales volume. Compared to 2Q16, sales, general and administrative expenses increased by 2% mainly due to increased expenses with innovation and expansion projects and studies. During 9M16, Ipiranga’s sales, general and administrative expenses totaled R$ 1,669 million, up 10% over 9M15, same level of the inflation for the period.

EBITDA: Ipiranga’s EBITDA reached R$ 788 million in 3Q16, a 29% growth compared to 3Q15, due to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty, and the movements in the domestic and foreign markets of fuels, despite lower sales volume. Compared to 2Q16, Ipiranga’s EBITDA increased by 10% due to the same factors mentioned above. During 9M16, Ipiranga’s EBITDA totaled R$ 2,218 million, up 17% over 9M15.

Oxiteno

Operational performance: Oxiteno’s sales volume totaled 200 thousand tons, a 5% (9 thousand tons) increase compared to 3Q15. Sales volume of specialty chemicals in the domestic market increased by 5%, indicating a possible stabilization and gradual recovery of the Brazilian economy, mainly in the segments of agrochemicals, oil and gas, and coatings. Commodities sales volume increased by 11% seeking greater efficiency in capacity utilization and dilution of plant costs. Compared with 2Q16, sales volume grew by 9% (16 thousand tons), due to the effects of seasonality on sales of specialty chemicals. Oxiteno’s sales volume during 9M16 totaled 565 thousand tons, up 1% over 9M15.

Net revenue from sales and services: Oxiteno’s net sales and services totaled R$ 956 million in 3Q16, a 16% decrease compared to 3Q15, due to (i) an 8% stronger Real against the US Dollar and (ii) a 12% lower average US Dollar price, mainly as a result of the reduction in the international prices of glycols and increased share of such products in sales mix, and such effects being partially offset by the higher sales volume. Compared to 2Q16, net sales and services increased by 5%, mainly due to the increased sales volume, with a larger share of specialty chemicals in the sales mix, offset by a 7% stronger Real against US Dollar. During 9M16, accumulated net sales and services totaled R$ 2,869 million, down 4% from 9M15.

Cost of products sold: Oxiteno’s cost of goods sold in 3Q16 totaled R$ 739 million, a 5% decrease compared to 3Q15, due to (i) an 8% stronger Real against the US Dollar and (ii) lower personnel expenses, offset by the higher sales volume and higher price of some raw materials. Compared to 2Q16, the cost of goods sold increased by 8%, due to higher sales volume and the increase in the prices of some raw materials, partially offset by higher maintenance costs in 2Q16, resulting from scheduled stoppages at the Mauá and Camaçari plants. During 9M16, cost of goods sold totaled R$ 2,118 million, up 3% over 9M15.

Selling, marketing, general and administrative expenses: Oxiteno’s sales, general and administrative expenses amounted R$ 156 million in 3Q16, down 15% from 3Q15, due to (i) lower personnel expenses, and (ii) the effect of the stronger Real on logistics and international units’ expenses. Compared to 2Q16, sales, general and administrative expenses increased by 4% mainly as a result of higher logistics expenses due to the increased sales volume. During 9M16, sales, general and administrative expenses totaled R$ 454 million, down 7% from 9M15.

EBITDA: EBITDA totaled R$ 99 million in 3Q16, down 54% from 3Q15, mainly due exchange rates and costs of raw materials moving in opposite directions, which were favorable in 3Q15 and unfavorable in 3Q16, and the foreign exchange rate level, with an 8% stronger Real (R$ 0.30/US$) against the US Dollar, despite higher volumes sold. Compared to 2Q16, EBITDA decreased by 16%, mainly due to a 7% (R$ 0.26/US$) stronger Real and higher costs with raw materials, offset by improved sales mix, with a greater share of specialty chemicals. During 9M16, EBITDA totaled R$ 414 million, down 26% from 9M15.

Ultragaz

Operational performance: Ultragaz reached sales volume of 467 thousand tons in 3Q16, a 4% increase compared to 3Q15. The bottled segment showed a 2% growth compared to 3Q15, due to investments to add new resellers. In the bulk segment, sales volume grew by 8% compared to 3Q15, mainly as a result of investments made to capture new customers. Compared to 2Q16, sales volume increased by 5%, mainly driven by seasonality between periods and higher consumption in the residential, industrial and small and medium-sized companies segments. During 9M16, Ultragaz accumulated sales volume of 1,320 thousand tons, up 3% over 9M15.

Net revenue from sales and services: Ultragaz’s net sales and services was R$ 1,411 million in 3Q16, a 16% increase compared to 3Q15, due to (i) the increase in the cost of LPG by Petrobras in September and December 2015, (ii) higher sales volume, as a result of commercial initiatives to capture new customers and resellers, (iii) the differentiation strategy based on innovation and (iv) increased share of the bulk segment in sales mix. Compared with 2Q16, net sales and services increased by 5%, mainly due to the sales volume growth. During 9M16, Ultragaz’s net sales and services amounted to R$ 3,987 million, an 18% growth compared to 9M15.

Cost of products sold: Ultragaz’s cost of goods sold amounted to R$ 1,180 million in 3Q16, a 16% increase compared to 3Q15, mainly due to (i) the increase in the cost of LPG, (ii) higher sales volume, and (iii) higher unitary freight costs, due to the increased costs with more distant routes. Compared with 2Q16, the cost of goods sold increased by 5%, mainly due to higher sales volume and unitary freight. During 9M16, the cost of goods sold totaled R$ 3,329 million, up 17% over 9M15.

Selling, marketing, general and administrative expenses: Ultragaz’s sales, general and administrative expenses totaled R$ 165 million in 3Q16, a 24% increase compared to 3Q15, mainly due to (i) higher expenses with advertising and marketing, in the amount of R$ 15 million, continuing the process of strengthening of the brand in the market, highlighting the attributes of its current strategy focused on convenience and customer service, and (ii) higher expenses with studies and projects. Compared to 2Q16, sales, general and administrative expenses increased by 11% due to the same factors mentioned above. During 9M16, Ultragaz’s sales, general and administrative expenses totaled R$ 455 million, up 20% over 9M15.

EBITDA: Ultragaz’s EBITDA reached R$ 108 million in 3Q16, up 4% over 3Q15, mainly due to higher sales volume, as a result of commercial initiatives to capture new customers and resellers and the differentiation strategy based on innovation, offset by higher studies and projects and marketing expenses. Compared to 2Q16, EBITDA decreased by 1%, mainly due to higher marketing expenses, despite higher sales volume. During 9M16, Ultragaz’s EBITDA totaled R$ 324 million, up 31% over 9M15.

Ultracargo

Operational performance: In 3Q16, Ultracargo’s total average storage grew by 7% over 3Q15, due to the increased fuel handling in Suape, Aratu and Santos terminals. Compared to 2Q16, the average storage of Ultracargo’s terminals increased by 3% due to increased fuel handling. During 9M16, Ultracargo’s average storage remained stable compared to the same period of the previous year.

Net revenue from sales and services: Ultracargo’s net sales and services totaled R$ 93 million in 3Q16, a 20% increase compared to 3Q15, due to the growth in average storage and tariff adjustments in all terminals. Compared to 2Q16, net sales and services increased by 9%, mainly due to the higher handling of fuels and tariff adjustment in terminals. During 9M16, Ultracargo’s net sales and services amounted to R$ 259 million, a 7% growth compared to 9M15.

Cost of services provided: Ultracargo’s cost of services provided in 3Q16 increased by 23% compared to 3Q15, due to higher personnel expenses and higher maintenance costs in terminals. In addition, as from January 2016, some expenses were considered as costs, representing R$ 4 million in 3Q16. Compared to 2Q16, cost of services provided decreased by 3%, due to lower expenses with labor and clients indemnification. During 9M16, Ultracargo’s cost of services provided totaled R$ 145 million, up 33% over 9M15.

Selling, marketing, general and administrative expenses: Ultracargo’s sales, general and administrative expenses totaled R$ 26 million in 3Q16, a 10% increase compared to 3Q15, mainly due to higher personnel expenses, partially offset by expenses that were classified as costs as from January 2016, as mentioned in costs explanation. Compared to 2Q16, sales, general and administrative expenses increased by 16% mainly due to higher expenses with legal assistance and personnel, in line with the inflation rate. During 9M16, sales, general and administrative expenses totaled R$ 68 million, down 1% from 9M15.

Other operating results – In 3Q16, “Other operating results” reported net expense of R$ 6 million compared to net expense of R$ 10 million in 3Q15 and net revenue of R$ 18 million in 2Q16. The amounts refer mainly to the expenses related to the fire accident in Santos and insurance advances, particularly in 2Q16. During 9M16, “Other operating results” reported a net revenue of R$ 20 million, as compared to a net expense of R$ 83 million during 9M15.

EBITDA: Ultracargo’s total EBITDA reached R$ 23 million in 3Q16, up 59% over 3Q15, mainly due to (i) the growth in average storage and tariff adjustment in all terminals and (ii) lower fire-related expenses in Santos. In the same comparison, ex-Santos’ EBITDA increased by 13% due to the growth in average storage and tariff adjustment. There was a 45% decrease compared to 2Q16, mainly due to the receipt of insurances in the previous quarter. Excluding the operations in Santos, Ultracargo’s EBITDA increased by 8%, in line with the growth in average storage and tariff adjustment in terminals. During 9M16, Ultracargo’s EBITDA was R$ 97 million, an R$ 84 million increase compared to 9M15.

Extrafarma

Operational performance: Extrafarma ended 3Q16 with 293 drugstores, a 20% increase (49 drugstores) compared to 3Q15. During 3Q16, 20 new drugstores were opened, two of which in a new State (Tocantins—the tenth state with presence of the network), and 7 were closed. By the end of 3Q16, 43% of the drugstores were under 3 years of operation, compared to 34% in 3Q15.

Gross revenues: Extrafarma’s gross revenues totaled R$ 433 million in 3Q16, a 20% increase compared to 3Q15, due to the 28% increase in retail sales, excluding mobile phone sales, as a result of the increased average number of stores and the 20% increase in same store sales ex-mobile phones. Such effects were partially offset by the worsening economic scenario, resulting in a 15% decrease in mobile phone sales. Compared to 2Q16, Extrafarma’s gross revenues increased by 6%, mainly due to the increased average number of stores. During 9M16, Extrafarma’s gross revenues totaled R$ 1,214 million, up 15% over 9M15.

Cost of goods sold and gross profit: Extrafarma’s cost of goods sold totaled R$ 285 million in 3Q16, up 22% over 3Q15, mainly as a result of increased sales, the annual adjustment in the prices of medicines and lower industry funds in 3Q15. Extrafarma’s gross profit reached R$ 123 million, up 15% over 3Q15, due to the growth in revenues. Compared to 2Q16, cost of goods sold increased by 11% in 3Q16 and gross profit reduced by 5%, due to inventory gains reported in 2Q16, resulting from the procurement strategies to anticipate the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED) in 1Q16, and seasonally worst sales mix. During 9M16, Extrafarma’s cost of goods sold totaled R$ 782 million, up 13% over 9M15, while gross profit increased by 18%, amounting R$ 363 million.

Selling, marketing, general and administrative expenses: Extrafarma’s sales, general and administrative expenses totaled R$ 127 million in 3Q16, a 19% increase compared to 3Q15. This growth results from an 18% increase in the average number of drugstores, the effects of inflation on personnel and rent expenses and the launch of the new brand, partially offset by the initiatives to raise the management standards in the retail pharmacy network. Compared to 2Q16, Extrafarma’s sales, administrative and general expenses remained stable. During 9M16, Extrafarma’s sales, general and administrative expenses totaled R$ 370 million, up 21% over 9M15.

EBITDA: Extrafarma’s EBITDA totaled R$ 6 million in 3Q16, a 7% growth compared to 3Q15, mainly due to the increase in retail sales and to initiatives to raise the management standards in the retail pharmacy network, partially offset by the higher share of number of maturing stores, the launch of the new brand and lower industry funds in 3Q15. Compared to 2Q16, Extrafarma’s EBITDA decreased by 48%, mainly due to inventory gains reported in 2Q16 and seasonally worst sales mix. During 9M16, Extrafarma’s EBITDA totaled R$ 24 million, 19% higher than that during 9M15.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these nine months of 2016 any service other than the external audit of the financial statements for the year ended on December 31, 2015 and the review of interim financial information of Ultrapar and subsidiaries for the quarter ended on September 30, 2016.

São Paulo, November 9, 2016 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3/NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the third quarter of 2016.

Results conference call

Brazilian conference call

November 11, 2016

9:30 a.m. (US EST)

Renaissance Hotel (Americas room)

São Paulo – SP

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International conference call

November 11, 2016

12:00 p.m. (US EST)

Participants in Brazil: 0800 891 0015

Participants in the USA: +1 844 836 8738

International participants: +1 412 317 5430

Code: Ultrapar

IR Contact

E-mail: invest@ultra.com.br

Telephone: + 55 11 3177 7014

Website: www.ultra.com.br

Ultrapar Participações S.A.

UGPA3 = R$ 71.06/share (09/30/16)

UGP = US$ 21.89/ADR (09/30/16)

3Q16 highlights

✓      ULTRAPAR’S NET REVENUES TOTAL R$ 19 BILLION IN 3Q16, A 1% GROWTH OVER 3Q15.

✓      ULTRAPAR’S EBITDA REACHES R$ 1 BILLION IN 3Q16, A 9% GROWTH OVER 3Q15.

✓      ULTRAPAR’S NET EARNINGS REACH R$ 380 MILLION IN 3Q16, A 27% GROWTH OVER 3Q15.

✓      IN OCTOBER, ULTRAPAR ISSUED US$ 750 MILLION OF 10-YEAR NOTES IN INTERNATIONAL MARKETS.

“The continued economic recession has brought us challenges, that we could successfully overcome and present quarterly earnings growth. Due to the resilient characteristics of our businesses and the adaptability and responsiveness of our teams, we can offer better and differentiated products and services that translate into value creation for our shareholders and stronger relationships with stakeholders. We also continued to execute our investment plan, which puts us in a differentiated position for the future recovery of the Brazilian economy. “

Thilo Mannhardt

CEO

1

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	3Q16	3Q15	2Q16	Δ (%) 3Q16v3Q15	Δ (%) 3Q16v2Q16	9M16	9M15	Δ (%) 9M16v9M15
Net earnings	380.1	298.5	367.1	27%	4%	1,135.1	1,016.2	12%
(+) Income and social contribution taxes	172.6	158.5	143.0			498.7	487.2
(+) Financial expenses (income), net	202.2	233.1	222.5			641.2	541.5
(+) Depreciation and amortization	274.5	253.9	275.2			819.8	731.4
EBITDA	1,029.3	944.1	1,007.8	9%	2%	3,094.7	2,776.4	11%

2

Summary of 3rd Quarter 2016

Ultrapar – Consolidated data	3Q16	3Q15	2Q16	Δ (%) 3Q16v3Q15	Δ (%) 3Q16v2Q16	9M16	9M15	Δ (%) 9M16v9M15
Net sales and services	19,445	19,161	19,298	1%	1%	58,268	55,075	6%
Gross profit	1,783	1,650	1,693	8%	5%	5,194	4,775	9%
Operating profit	753	696	726	8%	4%	2,269	2,050	11%
EBITDA	1,029	944	1,008	9%	2%	3,095	2,776	11%
Net earnings¹	380	299	367	27%	4%	1,135	1,016	12%
Earnings attributable to Ultrapar per share²	0.70	0.54	0.67	28%	3%	2.08	1.85	12%
Amounts in R$ million (except for EPS)
¹	Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
²	Calculated based on the weighted average number of shares over the period, net of shares held in treasury.

Ipiranga – Operational data	3Q16	3Q15	2Q16	Δ (%) 3Q16v3Q15	Δ (%) 3Q16v2Q16	9M16	9M15	Δ (%) 9M16v9M15
Total volume (000 m³)	5,935	6,574	5,948	(10%)	0%	17,817	19,137	(7%)
Diesel	3,072	3,411	3,144	(10%)	(2%)	9,219	9,754	(5%)
Gasoline, ethanol and NGV	2,762	3,062	2,710	(10%)	2%	8,317	9,091	(9%)
Other³	101	101	95	0%	6%	280	291	(4%)
³	Fuel oils, arla 32, kerosene, lubricants and greases.

Oxiteno – Operational data	3Q16	3Q15	2Q16	Δ (%) 3Q16v3Q15	Δ (%) 3Q16v2Q16	9M16	9M15	Δ (%) 9M16v9M15
Total volume (000 tons)	200	191	184	5%	9%	565	559	1%
Product mix
Specialty chemicals	169	163	147	4%	15%	463	476	(3%)
Glycols	31	27	37	11%	(18%)	103	83	24%
Geographical mix
Sales in Brazil	145	135	133	8%	9%	406	400	1%
Sales outside Brazil	55	56	51	(2%)	8%	159	158	1%

Ultragaz – Operational data	3Q16	3Q15	2Q16	Δ (%) 3Q16v3Q15	Δ (%) 3Q16v2Q16	9M16	9M15	Δ (%) 9M16v9M15
Total volume (000 tons)	467	451	447	4%	5%	1,320	1,284	3%
Bottled	315	311	301	2%	5%	893	881	1%
Bulk	152	140	146	8%	4%	427	403	6%

Ultracargo – Operational data	3Q16	3Q15	2Q16	Δ (%) 3Q16v3Q15	Δ (%) 3Q16v2Q16	9M16	9M15	Δ (%) 9M16v9M15
Effective storage[4] (000 m³)	683	636	662	7%	3%	668	668	0%
[4]	Monthly average.

Extrafarma – Operational data	3Q16	3Q15	2Q16	Δ (%) 3Q16v3Q15	Δ (%) 3Q16v2Q16	9M16	9M15	Δ (%) 9M16v9M15
Gross revenues (R$ million)	433	362	409	20%	6%	1,214	1,058	15%
Number of drugstores (end of period)	293	244	280	20%	5%	293	244	20%

Macroeconomic indicators	3Q16	3Q15	2Q16	Δ (%) 3Q16v3Q15		Δ (%) 3Q16v2Q16		9M16	9M15	Δ (%) 9M16v9M15
Average exchange rate (R$/US$)	3.25	3.55	3.51	(8%	)	(7%	)	3.56	3.16	12%
Brazilian interbank interest rate (CDI)	3.5%	3.4%	3.4%					10.4%	9.6%
Inflation in the period (IPCA)	1.0%	1.4%	1.7%					5.5%	7.6%

3

Highlights

✓	Ultrapar completes the offering of US$ 750 million notes in the international market – On October 6, 2016, Ultrapar issued US$ 750 million of debt securities in the international market (notes), with a 10-year term, 5.25% coupon and 5.50% yield. Such notes were issued by its subsidiary Ultrapar International S.A., which will be unconditionally and irrevocably guaranteed by Ultrapar and its subsidiary Ipiranga Produtos de Petróleo S.A. The net proceeds from the offering and sale of the notes will be used for general corporate purposes.

✓	Ultrapar receives important awards – Ultrapar received an award for its investor relations according to Institutional Investor magazine research in August 2016. In the segment of Oil, Gas and Petrochemicals in Latin America, the company was ranked first in categories best CEO, best CFO, IR Program, meeting with analysts and best IR website. Ultra was also awarded the Silver Dolphin trophy in “Online Media – Corporate Videos” category by Cannes Corporate Media & TV Awards, the world’s most important corporate films festival, for the video “Choices”(“Escolhas”), an initiative of Ultra’s Compliance and Ethics Program.

Executive summary of the results

The Brazilian economy has shown initial signs of recovery, but the consensus indicates that the recovery will be slow. On the positive side, economic activity started to stabilize in 3Q16, consumer and business confidence have been growing, inflation rates are gradually decreasing and certain leading indicators, such as ABIQUIM’s (Brazilian Chemical Industry Association) data, confirm such gradual improvement. Average exchange rate R$/US$ has appreciated by 8% year on year and by 7% quarter on quarter. On the other hand, demand remains weak, due to the restrictive monetary policy and the continued worsening of the labor market. Base interest rate ended the quarter at 14.25% per year, same level since July 2015. However, in October, the Brazilian Central Bank cut interest rates to 14.00% per year. In the international scenario, average oil price (Brent) remained at similar levels compared to those observed in 1H16, closing the quarter at an average price of US$ 46/barrel, below the average of US$ 50/barrel in the 3Q15 and stable when compared to 2Q16. In the retail pharmacy sector in the Northern and Northeastern regions of Brazil, according to data from members of Abrafarma, sales increased by 5%.

Ipiranga’s sales volume decreased by 10% compared to 3Q15, reflecting the Brazilian economic recession, deterioration of employment rates, and the increase in the relative prices of fuel compared to household income. However, it is noteworthy that compared to 2Q16, the total volume remained stable, with growth of 2% in the Otto cycle volume. Despite lower sales volume, Ipiranga’s EBITDA reached R$ 788 million in 3Q16, 29% growth compared to 3Q15, due to the strategy of constant innovation in services and convenience in the service stations, generating greater customer satisfaction and loyalty.

Oxiteno’s sales volume totaled 200 thousand tons, 5% (9 thousand tons) increase compared to 3Q15, with 5% increase on the volume of sales of specialty chemicals in the domestic market, indicating a possible stabilization and gradual recovery of the Brazilian economy, as well as increased sales of commodities. Growth in sales volume was offset by the effects of the exchange rates and costs of raw materials moving in opposite directions, which were favorable in 3Q15 and unfavorable in 3Q16, and the foreign exchange rate level, with an 8% stronger Real against the US Dollar, resulting in an EBITDA of R$ 99 million, 54% down from 3Q15.

Ultragaz reached sales volume of 467 thousand tons in 3Q16, a 4% increase compared to 3Q15, despite the slowdown of the economy. The bottled segment showed a 2% growth due to the opening of new resellers. In the bulk segment, sales volume grew by 8%, mainly as a result of investments made to capture new customers. Higher sales volume, as a result of commercial initiatives to capture new customers and resellers, and the differentiation strategy based on innovation resulted in an EBITDA of R$ 108 million in 3Q16, up 4% over 3Q15.

In 3Q16, Ultracargo’s total average storage increased by 7% over 3Q15, due to the increased fuel handling in Suape, Aratu and Santos terminals. Ultracargo’s total EBITDA reached R$ 23 million in 3Q16, 59% increase compared to 3Q15, due to the growth in average storage, tariff adjustment in all terminals and lower fire-related expenses, partially offset by increased costs and expenses. In the same comparison, excluding Santos operations EBITDA increased by 13% due to the same effects of average storage and tariff adjustment mentioned above.

4

Extrafarma ended 3Q16 with 293 drugstores, a 20% increase (49 drugstores) compared to 3Q15. During 3Q16, 20 new drugstores were opened. Extrafarma’s retail revenues increased by 20% compared to 3Q15. Extrafarma’s EBITDA totaled R$ 6 million in 3Q16, a 7% growth compared to 3Q15, mainly due to the increase in revenues and initiatives to raise management standards in the retail pharmacy network, partially offset by the higher share of maturing stores, the launch of Extrafarma’s new brand and lower industry funds in 3Q15.

The performance of Ultrapar’s businesses resulted in a consolidated EBITDA of R$ 1,029 million in 3Q16, up 9% over 3Q15. Ultrapar’s net earnings in 3Q16 amounted to R$ 380 million, 27% increase over 3Q15, due to the EBITDA growth and lower net financial expenses.

Ipiranga

Operational performance – Ipiranga’s sales volume totaled 5,935 thousand cubic meters in 3Q16, 10% below 3Q15 volume. Fuel sales volume for light vehicles (Otto cycle) decreased by 10% compared to 3Q15, despite the estimated 3% average growth in the light vehicle fleet, reflecting the economic conditions, worsening of employment rates and the increase in the cost of fuels’ share of income. Diesel volume decreased by 10% year-over-year, following the economy weak performance and lower market share in the retail wholesale resellers’ segment. In 3Q16, sales volume remained stable compared to 2Q16, but an consistent Otto cycle growth of 2% in the last two quarters. During 9M16, Ipiranga accumulated sales volume of 17,817 thousand cubic meters, down 7% from 9M15.

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga’s net sales and services reached R$ 16,591 million in 3Q16, stable compared to 3Q15. The lower volume was offset by (i) the rise in diesel and gasoline costs in October 2015 by Petrobras and, consequently, higher ethanol costs, (ii) increased share of gasoline in sales mix in 3Q16, and (iii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared to 2Q16, net sales and services remained stable, consistent with sales volume. During 9M16, Ipiranga’s net sales and services amounted to R$ 50,049 million, up 5% over 9M15.

Cost of goods sold – Ipiranga’s cost of goods sold totaled R$ 15,424 million in 3Q16, remaining stable compared to 3Q15, mainly due to the rise in diesel and gasoline costs in October 2015 and, consequently, higher ethanol costs, offset by lower sales volume. The cost of goods sold decreased by 1% compared to 2Q16, in line with the operational performance. During 9M16, Ipiranga’s cost of goods sold totaled R$ 46,740 million, up 5% over 9M15.

Sales, general and administrative expenses – Ipiranga’s sales, general and administrative expenses amounted to R$ 571 million in 3Q16, 9% increase over 3Q15, resulting from (i) higher expenses related to innovation and expansion projects and studies, (ii) higher expenses with marketing programs, (iii) the expansion of Ipiranga’s service stations network and franchises and (iv) inflation in this period, partially offset by lower freight expenses, due to lower sales volume. Compared to 2Q16, sales, general and administrative expenses increased by 2% mainly due to increased expenses with innovation and expansion projects and studies. During 9M16, Ipiranga’s sales, general and administrative expenses totaled R$ 1,669 million, up 10% over 9M15, same level of the inflation for the period.

5

EBITDA – Ipiranga’s EBITDA reached R$ 788 million in 3Q16, 29% growth compared to 3Q15, due to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty, and the movements in the domestic and foreign markets of fuels, despite lower sales volume. Compared to 2Q16, Ipiranga’s EBITDA increased by 10% due to the same factors mentioned above. During 9M16, Ipiranga’s EBITDA totaled R$ 2,218 million, up 17% over 9M15.

Oxiteno

Operational performance – Oxiteno’s sales volume totaled 200 thousand tons, 5% (9 thousand tons) increase compared to 3Q15. Sales volume of specialty chemicals in the domestic market increased by 5%, indicating a possible stabilization and gradual recovery of the Brazilian economy, mainly in the segments of agrochemicals, oil and gas, and coatings. Commodities sales volume increased by 11% seeking greater efficiency in capacity utilization and dilution of plant costs. Compared with 2Q16, sales volume grew by 9% (16 thousand tons), due to the effects of seasonality on sales of specialty chemicals. Oxiteno’s sales volume during 9M16 totaled 565 thousand tons, up 1% over 9M15.

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno’s net sales and services totaled R$ 956 million in 3Q16, 16% decrease compared to 3Q15, due to (i) an 8% stronger Real against the US Dollar and (ii) a 12% lower average US Dollar price, mainly as a result of the reduction in the international prices of glycols and increased share of such products in sales mix, and such effects being partially offset by the higher sales volume. Compared to 2Q16, net sales and services increased by 5%, mainly due to the increased sales volume, with a larger share of specialty chemicals in the sales mix, offset by a 7% stronger Real against the US Dollar. During 9M16, accumulated net sales and services totaled R$ 2,869 million, down 4% from 9M15.

Cost of goods sold – Oxiteno’s cost of goods sold in 3Q16 totaled R$ 739 million, 5% decrease compared to 3Q15, due to (i) an 8% stronger Real against the US Dollar and (ii) lower personnel expenses, offset by the higher sales volume and higher price of some raw materials. Compared to 2Q16, the cost of goods sold increased by 8%, due to higher sales volume and the increase in the prices of some raw materials, partially offset by higher maintenance costs in 2Q16, resulting from scheduled stoppages at the Mauá and Camaçari plants. During 9M16, cost of goods sold totaled R$ 2,118 million, up 3% over 9M15.

Sales, general and administrative expenses – Oxiteno’s sales, general and administrative expenses amounted R$ 156 million in 3Q16, down 15% from 3Q15, due to (i) lower personnel expenses and (ii) the effect of the stronger Real on logistics and international units’ expenses. Compared to 2Q16, sales, general and administrative expenses increased by 4% mainly as a result of higher logistics expenses due to the increased sales volume. During 9M16, sales, general and administrative expenses totaled R$ 454 million, down 7% from 9M15.

EBITDA – EBITDA totaled R$ 99 million in 3Q16, down 54% from 3Q15, mainly due exchange rates and costs of raw materials moving in opposite directions, which were favorable in 3Q15 and unfavorable in 3Q16, and the foreign exchange rate level, with an 8% stronger Real (R$ 0.30/US$) against the US Dollar, despite higher volumes sold. Compared to 2Q16, EBITDA decreased by 16%, mainly due to a 7% (R$ 0.26/US$) stronger Real and higher costs with raw materials, offset by improved sales mix, with a greater share of specialty chemicals. During 9M16, EBITDA totaled R$ 414 million, down 26% from 9M15.

6

Ultragaz

Operational performance – Ultragaz reached sales volume of 467 thousand tons in 3Q16, 4% increase compared to 3Q15. The bottled segment showed a 2% growth compared to 3Q15, due to investments to add new resellers. In the bulk segment, sales volume grew by 8% compared to 3Q15, mainly as a result of investments made to capture new customers. Compared to 2Q16, sales volume increased by 5%, mainly driven by seasonality between periods and higher consumption in the residential, industrial and small and medium-sized companies segments. During 9M16, Ultragaz accumulated sales volume of 1,320 thousand tons, up 3% over 9M15.

Ultragaz – Sales volume (000 tons)

Net sales and services – Ultragaz’s net sales and services was R$ 1,411 million in 3Q16, 16% increase compared to 3Q15, due to (i) the increase in the cost of LPG by Petrobras in September and December 2015, (ii) higher sales volume, as a result of commercial initiatives to capture new customers and resellers, (iii) the differentiation strategy based on innovation and (iv) increased share of the bulk segment in sales mix. Compared with 2Q16, net sales and services increased by 5%, mainly due to the sales volume growth. During 9M16, Ultragaz’s net sales and services amounted to R$ 3,987 million, 18% growth compared to 9M15.

Cost of goods sold – Ultragaz’s cost of goods sold amounted to R$ 1,180 million in 3Q16, 16% increase compared to 3Q15, mainly due to (i) the increase in the cost of LPG, (ii) higher sales volume, and (iii) higher unitary freight costs, due to the increased costs with more distant routes. Compared with 2Q16, the cost of goods sold increased by 5%, mainly due to higher sales volume and unitary freight. During 9M16, the cost of goods sold totaled R$ 3,329 million, up 17% over 9M15.

Sales, general and administrative expenses – Ultragaz’s sales, general and administrative expenses totaled R$ 165 million in 3Q16, 24% increase compared to 3Q15, mainly due to (i) higher expenses with advertising and marketing, in the amount of R$ 15 million, continuing the process of strengthening of the brand in the market, highlighting the attributes of its current strategy focused on convenience and customer service, and (ii) higher expenses with studies and projects. Compared to 2Q16, sales, general and administrative expenses increased by 11% due to the same factors mentioned above. During 9M16, Ultragaz’s sales, general and administrative expenses totaled R$ 455 million, up 20% over 9M15.

EBITDA – Ultragaz’s EBITDA reached R$ 108 million in 3Q16, up 4% over 3Q15, mainly due to higher sales volume, as a result of commercial initiatives to capture new customers and resellers and the differentiation strategy based on innovation, offset by higher studies and projects and marketing expenses. Compared to 2Q16, EBITDA decreased by 1%, mainly due to higher marketing expenses, despite higher sales volume. During 9M16, Ultragaz’s EBITDA totaled R$ 324 million, up 31% over 9M15.

7

Ultracargo

Operational performance – In 3Q16, Ultracargo’s total average storage grew by 7% over 3Q15, due to the increased fuel handling in Suape, Aratu and Santos terminals. Compared to 2Q16, the average storage of Ultracargo’s terminals increased by 3% due to increased fuel handling. During 9M16, Ultracargo’s average storage remained stable compared to the same period of the previous year.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo’s net sales and services totaled R$ 93 million in 3Q16, a 20% increase compared to 3Q15, due to the growth in average storage and tariff adjustments in all terminals. Compared to 2Q16, net sales and services increased by 9%, mainly due to the higher handling of fuels and tariff adjustment in terminals. During 9M16, Ultracargo’s net sales and services amounted to R$ 259 million, 7% growth compared to 9M15.

Cost of services provided – Ultracargo’s cost of services provided in 3Q16 increased by 23% compared to 3Q15, due to higher personnel expenses and higher maintenance costs in terminals. In addition, as from January 2016, some expenses were considered as costs, representing R$ 4 million in 3Q16. Compared to 2Q16, cost of services provided decreased by 3%, due to lower expenses with labor and clients indemnification. During 9M16, Ultracargo’s cost of services provided totaled R$ 145 million, up 33% over 9M15.

Sales, general and administrative expenses – Ultracargo’s sales, general and administrative expenses totaled R$ 26 million in 3Q16, a 10% increase compared to 3Q15, mainly due to higher personnel expenses, partially offset by expenses that were classified as costs as from January 2016, as mentioned in costs explanation. Compared to 2Q16, sales, general and administrative expenses increased by 16% mainly due to higher expenses with legal assistance and personnel, in line with the inflation rate. During 9M16, sales, general and administrative expenses totaled R$ 68 million, down 1% from 9M15.

Other operating results –In 3Q16, “Other operating results” reported net expense of R$ 6 million compared to net expense of R$ 10 million in 3Q15 and net revenue of R$ 18 million in 2Q16. The amounts refer mainly to the expenses related to the fire accident in Santos and insurance advances, particularly in 2Q16. During 9M16, “Other operating results” reported a net revenue of R$ 20 million, as compared to a net expense of R$ 83 million during 9M15.

EBITDA – Ultracargo’s total EBITDA reached R$ 23 million in 3Q16, up 59% over 3Q15, mainly due to (i) the growth in average storage and tariff adjustment in all terminals and (ii) lower fire-related expenses in Santos. In the same comparison, ex-Santos’ EBITDA increased by 13% due to the growth in average storage and tariff adjustment. There was a 45% decrease compared to 2Q16, mainly due to the insurance advances of the previous quarter. Excluding the operations in Santos, Ultracargo’s EBITDA increased by 8%, in line with the growth in average storage and tariff adjustment in terminals. During 9M16, Ultracargo’s EBITDA was R$ 97 million, an R$ 84 million increase compared to 9M15.

8

Extrafarma

Operational Performance – Extrafarma ended 3Q16 with 293 drugstores, 20% increase (49 drugstores) compared to 3Q15. During 3Q16, 20 new drugstores were opened, two of which in a new State (Tocantins—the tenth state with presence of the network), and 7 were closed. By the end of 3Q16, 43% of the drugstores were under 3 years of operation, compared to 34% in 3Q15.

Extrafarma – Number and maturation profile of drugstores

Gross revenues – Extrafarma’s gross revenues totaled R$ 433 million in 3Q16, 20% increase compared to 3Q15, due to the 28% increase in retail sales, excluding mobile phone sales, as a result of the increased average number of stores and the 20% increase in same store sales ex-mobile phones. Such effects were partially offset by the worsening economic scenario, resulting in a 15% decrease in mobile phone sales. Compared to 2Q16, Extrafarma’s gross revenues increased by 6%, mainly due to the increased average number of stores. During 9M16, Extrafarma’s gross revenues totaled R$ 1,214 million, up 15% over 9M15.

Cost of goods sold and gross profit – Extrafarma’s cost of goods sold totaled R$ 285 million in 3Q16, up 22% over 3Q15, mainly as a result of increased sales, the annual adjustment in the prices of medicines and lower industry funds in 3Q15. Extrafarma’s gross profit reached R$ 123 million, up 15% over 3Q15, due to the growth in revenues. Compared to 2Q16, cost of goods sold increased by 11% in 3Q16 and gross profit reduced by 5%, due to inventory gains reported in 2Q16, resulting from the procurement strategies to anticipate the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED) in 1Q16, and seasonally worst sales mix. During 9M16, Extrafarma’s cost of goods sold totaled R$ 782 million, up 13% over 9M15, while gross profit increased by 18%, amounting R$ 363 million.

Sales, general and administrative expenses – Extrafarma’s sales, general and administrative expenses totaled R$ 127 million in 3Q16, 19% increase compared to 3Q15. This growth results from an 18% increase in the average number of drugstores, the effects of inflation on personnel and rent expenses and the launch of the new brand, partially offset by the initiatives to raise the management standards in the retail pharmacy network. Compared to 2Q16, Extrafarma’s sales, administrative and general expenses remained stable. During 9M16, Extrafarma’s sales, general and administrative expenses totaled R$ 370 million, up 21% over 9M15.

EBITDA – Extrafarma’s EBITDA totaled R$ 6 million in 3Q16, 7% growth compared to 3Q15, mainly due to the increase in retail sales and to initiatives to raise the management standards in the retail pharmacy network, partially offset by the higher share of number of maturing stores, the launch of the new brand and lower industry funds in 3Q15. Compared to 2Q16, Extrafarma’s EBITDA decreased by 48%, mainly due to inventory gains reported in 2Q16 and seasonally worst sales mix. During 9M16, Extrafarma’s EBITDA totaled R$ 24 million, 19% higher than that during 9M15.

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Ultrapar

Net sales and services – Ultrapar’s consolidated net sales and services in 3Q16 increased by 1% compared to 3Q15, reaching R$ 19,445 million. Compared to 2Q16, Ultrapar’s net sales and services also increased by 1%, due to the growth in revenues in all businesses, excluding Ipiranga, which remained stable. During 9M16, Ultrapar’s net sales and services increased by 6% compared with 9M15, totaling R$ 58,268 million.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 1,029 million in 3Q16, up 9% over 3Q15, as a result of the EBITDA growth in Ipiranga, Ultragaz, Ultracargo and Extrafarma. Compared with 2Q16, Ultrapar’s EBITDA increased by 2%. During 9M16, EBITDA amounted to R$ 3,095 million, up 11% over 9M15.

EBITDA (R$ million)

Depreciation and amortization – Total depreciation and amortization costs and expenses in 3Q16 amounted to R$ 274 million, 8% increase over 3Q15, as a result of investments made during the last 12 months, especially in the expansion of Ipiranga’s service station network. Compared to 2Q16, total depreciation and amortization costs and expenses remained stable. During 9M16, Ultrapar’s total depreciation and amortization costs and expenses amounted to R$ 820 million, up 12% over 9M15.

Financial results – Ultrapar’s net debt as of September 30, 2016 was R$ 5.8 billion (1.4 times LTM EBITDA), compared to R$ 5.7 billion as of September 30, 2015 (1.5 times LTM EBITDA). Ultrapar reported net financial expenses of R$ 202 million in 3Q16, a R$ 31 million decrease compared to 3Q15, mainly due to the effects of the exchange rate fluctuations in the period, offset by the effect of higher net debt, in line with the company’s growth. Compared to 2Q16, net financial expense decreased by R$ 20 million, mainly due to lower average net debt in 3Q16. During 9M16, Ultrapar reported net financial expense of R$ 641 million, an 18% increase compared to 9M15.

Net earnings – Net earnings in 3Q16 amounted to R$ 380 million, 27% increase compared to 3Q15, due to the EBITDA growth and lower net financial expenses. Compared to 2Q16, net earnings increased by 4%. During 9M16, Ultrapar reported net earnings of R$ 1,135 million, up 12% over 9M15.

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Investments

Investments – Total investments, net of disposals and repayments, amounted to R$ 439 million in 3Q16, allocated as follows:

•	At Ipiranga, R$ 254 million were invested mainly in the expansion and maintenance of the service stations networks and franchises, with the net addition of 115 new service stations to our network during this quarter.

•	At Oxiteno, R$ 59 million were invested mainly in the maintenance of its production units and investments in the ethoxylation plant in the United States.

•	At Ultragaz, R$ 58 million were invested mainly in new clients in the bulk segment and acquisition of LPG bottles.

•	At Ultracargo, R$ 19 million were invested mainly towards maintenance and modernization of safety systems of its terminals.

•	At Extrafarma, R$ 39 million were invested mainly in the opening of new drugstores and renovation of existing ones.

R$ million	3Q16	2016	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets
Ipiranga	244	556
Oxiteno	59	161
Ultragaz	58	202
Ultracargo	19	40
Extrafarma	39	86
Total – additions to fixed and intangible assets¹	424	1,047
Financing to clients² – Ipiranga	9	45
Acquisition (disposal) of equity interest	5	31
Total investments, net of disposals and repayments	439	1,123
¹	Includes the consolidation of corporate IT services
²	Financing to clients is included as working capital in the Cash Flow Statement

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Ultrapar in capital markets

Ultrapar’s average daily trading volume in 3Q16, considering the combined trading volumes on the BM&FBOVESPA and the ADRs market, was R$ 131 million, 6% lower than the daily average of R$ 140 million in 3Q15. Ultrapar’s share price ended the quarter quoted at R$ 71.06/share on the BM&FBOVESPA, with a stable performance, while the Ibovespa index rose by 13% in the same period. In the ADRs market, Ultrapar’s shares depreciated by 1% in 3Q16, while the Dow Jones index appreciated 2% in the same period. Ultrapar ended 3Q16 with a market value of R$ 40 billion, up 6% over 3Q15.

Performance of UGPA3 vs. Ibovespa—3Q16

(Base 100)

Average daily trading volume (R$ million)	Market value (R$ billion)

12

Outlook

Although macroeconomic conditions still suggest caution, we start to see certain signs of smooth recovery of the economy. The potential recovery is positive for the business environment in Brazil and, therefore, for Ultrapar, which is highly leveraged on the economy. At Ipiranga, consistent investments to expand its service stations network and its related logistics infrastructure, focused on North, Northeast and Midwest regions of Brazil will continue to leverage the benefits from the growth of the vehicle fleet in Brazil, although at a slower pace. Additionally, Ipiranga will continue implementing differentiation initiatives, based on the increasing offer of products, services and convenience, to further increase customer loyalty and expand the number of clients, who are offered higher value-added products and services, while the reseller is provided with an additional source of revenue and differentiated positioning, thus maximizing the profitability of the whole value chain. Oxiteno will continue investing on innovation, with the development of new products and in partnership with its clients, also continuing the international expansion with investments in the ethoxylation plant in the United States. Ultragaz will continue to reap the benefits from the investments in capturing new customers, the continuous search for differentiation and on managing costs and expenses constantly, which will contribute to the earnings progression. Ultracargo, on its turn, will focus its efforts to resume the suspended operations in Santos, without ceasing to assess new business opportunities from the growing demand for liquid bulk storage in Brazil. At Extrafarma, we will continue a more accelerated expansion of the company focused on raising the management standards in the retail pharmacy network. The strategic direction of our investments and the diversity of our businesses place us in a special position to capture value with the recovery of confidence in the Brazilian economy.

Forthcoming events

Conference call / Webcast: November 11, 2016

Ultrapar will be holding a conference call for analysts on November 11, 2016 to comment on the company’s performance in the third quarter of 2016 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 9:30 a.m. (US EST)

Renaissance Hotel

Americas room

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International: 12:00 p.m. (US EST)

Participants in the US: 1 844 836-8738

Participants in Brazil: 0800 891 0015

Participants in other countries: +1 412 317-5430

Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

n

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: “believe”, “expect”, “plan”, “strategy”, “prospects”, “envisage”, “estimate”, “forecast”, “anticipate”, “may” and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

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Operational and market information

Financial focus	3Q16	3Q15	2Q16	9M16	9M15
EBITDA margin Ultrapar	5.3%	4.9%	5.2%	5.3%	5.0%
Net margin Ultrapar	2.0%	1.6%	1.9%	1.9%	1.8%
Focus on human resources	3Q16	3Q15	2Q16	9M16	9M15
Number of employees – Ultrapar	15,034	14,569	14,933	15,034	14,569
Number of employees – Ultragaz	3,640	3,628	3,621	3,640	3,628
Number of employees – Ipiranga	2,883	2,851	2,920	2,883	2,851
Number of employees – Oxiteno	1,899	1,812	1,864	1,899	1,812
Number of employees – Ultracargo	627	593	614	627	593
Number of employees – Extrafarma	5,541	5,223	5,451	5,541	5,223
Focus on capital markets	3Q16	3Q15	2Q16	9M16	9M15
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization¹ – R$ million	40,307	36,293	39,312	37,804	35,268
BM&FBOVESPA	3Q16	3Q15	2Q16	9M16	9M15
Average daily volume (shares)	1,188,995	1,485,663	1,305,471	1,347,418	1,556,760
Average daily volume (R$ 000)	86,178	96,951	92,258	91,440	98,612
Average share price (R$/share)	72.5	65.3	70.7	67.9	63.3
NYSE	3Q16	3Q15	2Q16	9M16	9M15
Quantity of ADRs² (000 ADRs)	29,759	30,189	30,204	29,759	30,189
Average daily volume (ADRs)	617,573	657,291	532,337	576,754	517,563
Average daily volume (US$ 000)	13,766	11,994	10,758	11,248	10,214
Average share price (US$/ADR)	22.3	18.2	20.2	19.5	19.7
Total	3Q16	3Q15	2Q16	9M16	9M15
Average daily volume (shares)	1,806,568	2,142,954	1,837,808	1,924,172	2,074,323
Average daily volume (R$ 000)	130,869	139,779	129,848	130,734	131,483

n

[1]	Calculated based on the weighted average price in the period.
[2]	1 ADR = 1 common share.

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 21, which are expressed in US Dollars and were obtained using the average exchange rate (commercial US Dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations—Ultrapar Participações S.A.

+55 11 3177 7014

invest@ultra.com.br

http://www.ultra.com.br

14

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2016	2015	2016
ASSETS

Cash, cash equivalents and financial investments	3,160.3	3,682.2	3,292.8
Trade accounts receivable	3,273.9	3,086.1	3,153.1
Inventories	2,514.5	2,495.1	2,432.0
Taxes	529.3	759.1	498.3
Other	366.0	145.7	353.5

Total Current Assets	9,844.0	10,168.3	9,729.6

Investments	131.8	107.9	118.0
Property, plant and equipment and intangibles	8,855.8	8,555.8	8,709.1
Financial investments	9.8	400.2	123.9
Trade accounts receivable	184.9	142.3	188.6
Deferred income tax	577.3	556.7	564.2
Escrow deposits	772.0	737.8	758.6
Other	335.4	191.2	320.9

Total Non-Current Assets	10,867.0	10,691.8	10,783.3

TOTAL ASSETS	20,711.0	20,860.1	20,512.9

LIABILITIES

Loans, financing and debentures	1,766.6	2,169.4	1,210.8
Suppliers	1,098.5	948.4	1,018.8
Payroll and related charges	371.0	388.7	302.5
Taxes	213.3	252.4	273.8
Other	230.5	187.8	237.4

Total Current Liabilities	3,679.9	3,946.8	3,043.3

Loans, financing and debentures	7,242.0	7,571.6	7,711.8
Judicial provisions	703.0	660.7	700.3
Post-retirement benefits	117.9	120.8	116.1
Other	542.4	582.0	534.4

Total Non-Current Liabilities	8,605.3	8,935.1	9,062.6

TOTAL LIABILITIES	12,285.2	12,881.9	12,105.9

STOCKHOLDERS’ EQUITY

Capital	3,838.7	3,838.7	3,838.7
Reserves	4,359.4	3,722.0	4,359.5
Treasury shares	(483.9)	(394.9)	(483.9)
Others	680.0	783.5	664.3
Non-controlling interest	31.5	29.0	28.4

Total shareholders’ equity	8,425.8	7,978.2	8,407.0

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	20,711.0	20,860.1	20,512.9

Cash and financial investments	3,170.0	4,082.4	3,416.7
Debt	(9,008.5)	(9,741.0)	(8,922.6)

Net cash (debt)	(5,838.5)	(5,658.6)	(5,505.9)

15

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais (except per share data)

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2016	2015	2016	2016	2015
Net sales and services	19,445.2	19,160.8	19,298.2	58,267.7	55,075.2

Cost of products and services sold	(17,662.3)	(17,510.3)	(17,604.9)	(53,073.3)	(50,299.9)

Gross profit	1,782.9	1,650.5	1,693.3	5,194.5	4,775.3

Operating expenses
Selling	(675.2)	(636.7)	(648.9)	(1,965.3)	(1,834.5)
General and administrative	(369.6)	(337.8)	(356.3)	(1,047.7)	(935.4)

Other operating income (expenses), net	14.5	15.4	40.2	90.1	15.7
Income from sale of assets	(0.1)	4.6	(2.1)	(2.1)	29.2

Operating income	752.5	696.0	726.2	2,269.5	2,050.2

Financial results
Financial income	120.2	106.3	105.8	341.1	309.5
Financial expenses	(322.4)	(339.4)	(328.3)	(982.3)	(851.0)
Equity in earnings (losses) of affiliates	2.3	(5.8)	6.3	5.4	(5.2)

Income before income and social contribution taxes	552.6	457.1	510.1	1,633.7	1,503.4

Provision for income and social contribution taxes
Current	(179.2)	(110.4)	(228.0)	(634.5)	(495.1)
Deferred	(12.8)	(69.9)	54.5	63.8	(51.1)
Benefit of tax holidays	19.4	21.7	30.5	72.0	59.0

Net Income	380.1	298.5	367.1	1,135.1	1,016.2

Net income attributable to:
Shareholders of Ultrapar	376.8	295.9	364.2	1,126.2	1,009.3
Non-controlling shareholders of the subsidiaries	3.3	2.7	3.0	8.9	6.9

EBITDA	1,029.3	944.1	1,007.8	3,094.7	2,776.4

Depreciation and amortization	274.5	253.9	275.2	819.8	731.4
Total investments, net of disposals and repayments	438.6	374.0	386.2	1,122.9	860.8

RATIOS

Earnings per share - R$	0.70	0.54	0.67	2.08	1.85
Net debt / Stockholders’ equity	0.69	0.71	0.65	0.69	0.71
Net debt / LTM EBITDA	1.37	1.53	1.32	1.37	1.53
Net interest expense / EBITDA	0.20	0.25	0.22	0.21	0.20
Gross margin	9.2%	8.6%	8.8%	8.9%	8.7%
Operating margin	3.9%	3.6%	3.8%	3.9%	3.7%
EBITDA margin	5.3%	4.9%	5.2%	5.3%	5.0%

16

ULTRAPAR

CONSOLIDATED CASH FLOW STATEMENT

In millions of Reais

	JAN - SEP
	2016	2015

Cash Flows from (used in) operating activities	1,399.7	1,883.1
Net income	1,135.1	1,016.2
Depreciation and amortization	819.8	731.4
Working capital	(297.9)	(1,157.1)
Financial expenses (A)	389.0	1,585.8
Deferred income and social contribution taxes	(63.8)	51.1
Income from sale of assets	2.1	(29.2)
Cash paid for income and social contribution taxes	(514.4)	(368.4)
Other (B)	(70.1)	53.4

Cash Flows from (used in) investing activities	(1,077.7)	(872.3)
Additions to fixed and intangible assets, net of disposals	(1,046.9)	(841.3)
Acquisition and sale of equity investments	(30.8)	(31.0)

Cash Flows from (used in) financing activities	(1,125.1)	(1,328.6)
Debt raising	1,200.0	2,121.9
Amortization of debt / Payment of financial lease	(620.6)	(1,644.1)
Interest paid	(830.7)	(682.2)
Shares acquired by the Company kept in treasury	—	(292.7)
Related parties	(0.1)	—
Dividends paid (C)	(873.6)	(831.5)

Net increase (decrease) in cash and cash equivalents	(803.1)	(317.7)

Cash and cash equivalents at the beginning of the period (D)	3,973.2	4,400.1

Cash and cash equivalents at the end of the period (D)	3,170.0	4,082.4

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes long term financial investments.

17

IPIRANGA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	2,317.2	2,105.6	2,232.6
Trade accounts receivable - noncurrent portion	151.4	111.5	154.1
Inventories	1,452.1	1,536.9	1,377.1
Taxes	259.7	319.5	253.4
Other	365.2	289.5	364.7
Property, plant and equipment, intangibles and investments	4,035.0	3,803.9	3,959.7
TOTAL OPERATING ASSETS	8,580.6	8,166.8	8,341.6

OPERATING LIABILITIES
Suppliers	727.3	614.8	686.6
Payroll and related charges	112.2	102.4	89.3
Post-retirement benefits	99.5	104.2	98.5
Taxes	108.7	110.3	99.0
Judicial provisions	102.5	108.8	103.4
Other accounts payable	200.2	168.0	204.4
TOTAL OPERATING LIABILITIES	1,350.4	1,208.6	1,281.2

IPIRANGA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2016	2015	2016	2016	2015

Net sales	16,591.3	16,409.4	16,588.2	50,048.8	47,503.1
Cost of products and services sold	(15,423.7)	(15,457.3)	(15,504.3)	(46,740.3)	(44,627.0)
Gross profit	1,167.6	952.2	1,084.0	3,308.5	2,876.1
Operating expenses
Selling	(385.8)	(364.6)	(378.0)	(1,145.9)	(1,067.1)
General and administrative	(185.6)	(160.6)	(180.4)	(523.4)	(456.3)
Other operating income (expenses), net	18.4	24.2	20.7	65.3	66.7
Income from sale of assets	(0.3)	2.9	(1.4)	(2.5)	29.4
Operating income	614.4	454.0	544.8	1,702.1	1,448.8
Equity in earnings (losses) of affiliates	0.3	0.2	0.3	0.9	1.3
EBITDA	787.7	610.4	717.9	2,218.0	1,900.6
Depreciation and amortization	173.0	156.2	172.7	515.0	450.5
RATIOS
Gross margin (R$/m3)	197	145	182	186	150
Operating margin (R$/m3)	104	69	92	96	76
EBITDA margin (R$/m3)	133	93	121	124	99
EBITDA margin (%)	4.7%	3.7%	4.3%	4.4%	4.0%

18

OXITENO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2016	2015	2016

OPERATING ASSETS
Trade accounts receivable	510.4	610.4	497.5
Inventories	661.7	659.1	637.9
Taxes	101.3	109.2	83.5
Other	130.6	119.5	134.2
Property, plant and equipment, intangibles and investments	1,697.2	1,793.1	1,677.2
TOTAL OPERATING ASSETS	3,101.1	3,291.3	3,030.3

OPERATING LIABILITIES
Suppliers	178.9	169.5	140.5
Payroll and related charges	76.7	121.6	65.8
Taxes	33.2	51.8	39.5
Judicial provisions	112.0	95.5	107.5
Other accounts payable	33.2	26.6	33.9
TOTAL OPERATING LIABILITIES	434.0	465.1	387.1

OXITENO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2016	2015	2016	2016	2015
Net sales	956.1	1,131.8	908.9	2,869.1	2,996.2
Cost of goods sold
Variable	(616.8)	(638.0)	(560.2)	(1,757.4)	(1,688.9)
Fixed	(88.8)	(101.7)	(87.4)	(258.1)	(272.7)
Depreciation and amortization	(33.0)	(35.1)	(35.3)	(102.4)	(98.9)
Gross profit	217.5	356.9	226.0	751.3	935.7
Operating expenses
Selling	(70.4)	(93.3)	(67.6)	(207.6)	(249.1)
General and administrative	(85.8)	(89.9)	(81.9)	(246.0)	(236.9)
Other operating income (expenses), net	0.7	(0.5)	1.2	2.2	(1.8)
Income from sale of assets	(0.2)	0.1	0.2	0.2	0.4
Operating income	61.9	173.3	77.9	300.0	448.4
Equity in earnings (losses) of affiliates	0.3	0.1	0.2	0.9	1.7
EBITDA	98.6	212.1	116.8	413.8	559.7
Depreciation and amortization	36.4	38.7	38.8	112.9	109.5

RATIOS

Gross margin (R$/ton)	1,088	1,870	1,230	1,330	1,675
Gross margin (US$/ton)	335	527	351	374	530
Operating margin (R$/ton)	310	908	424	531	803
Operating margin (US$/ton)	95	256	121	149	254
EBITDA margin (R$/ton)	493	1,111	636	732	1,002
EBITDA margin (US$/ton)	152	313	181	206	317

19

ULTRAGAZ

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	276.3	228.0	258.5
Trade accounts receivable - noncurrent portion	33.1	30.5	34.1
Inventories	86.0	62.0	75.7
Taxes	64.4	51.5	61.4
Escrow deposits	202.4	202.2	201.9
Other	47.9	48.9	53.8
Property, plant and equipment, intangibles and investments	944.4	851.8	925.7
TOTAL OPERATING ASSETS	1,654.3	1,474.9	1,611.2

OPERATING LIABILITIES
Suppliers	50.9	35.6	52.3
Payroll and related charges	119.9	112.2	95.1
Taxes	7.5	7.5	8.4
Judicial provisions	103.5	96.6	102.2
Other accounts payable	32.1	30.6	34.4
TOTAL OPERATING LIABILITIES	313.8	282.6	292.4

ULTRAGAZ

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2016	2015	2016	2016	2015
Net sales	1,411.1	1,213.3	1,343.0	3,986.7	3,373.2
Cost of sales and services	(1,180.4)	(1,016.6)	(1,124.4)	(3,329.3)	(2,852.6)
Gross profit	230.6	196.7	218.6	657.4	520.6
Operating expenses
Selling	(110.6)	(88.6)	(97.4)	(300.9)	(256.6)
General and administrative	(54.7)	(44.8)	(51.6)	(154.0)	(123.0)
Other operating income (expenses), net	1.5	1.4	0.3	2.8	2.2
Income from sale of assets	0.8	1.8	(0.7)	0.8	(0.4)
Operating income	67.6	66.6	69.1	206.1	142.7
Equity in earnings (losses) of affiliates	(0.0)	0.0	(0.0)	(0.0)	(0.0)
EBITDA	107.5	103.3	108.4	324.4	248.4
Depreciation and amortization	39.9	36.7	39.3	118.4	105.7

RATIOS

Gross margin (R$/ton)	494	437	489	498	405
Operating margin (R$/ton)	145	148	155	156	111
EBITDA margin (R$/ton)	230	229	243	246	193

20

ULTRACARGO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	38.9	22.9	37.8
Inventories	6.9	2.6	6.8
Taxes	4.1	10.8	0.4
Other¹	194.6	24.1	159.5
Property, plant and equipment, intangibles and investments	902.9	898.1	899.0
TOTAL OPERATING ASSETS	1,147.3	958.5	1,103.5

OPERATING LIABILITIES
Suppliers	16.6	10.3	16.6
Payroll and related charges	20.4	16.6	15.4
Taxes	5.5	4.4	5.1
Judicial provisions	10.7	13.8	13.9
Other accounts payable²	68.1	43.1	83.5
TOTAL OPERATING LIABILITIES	121.4	88.3	134.5

¹	Trade receivables - indemnification insurance company
²	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables - indemnification clients

ULTRACARGO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2016	2015	2016	2016	2015
Net sales	92.7	77.2	85.2	258.9	242.8
Cost of sales and services	(48.2)	(39.2)	(49.5)	(145.2)	(109.3)
Gross profit	44.5	37.9	35.7	113.7	133.6
Operating expenses
Selling	(1.5)	(1.8)	(1.4)	(4.8)	(5.2)
General and administrative	(24.5)	(21.8)	(21.1)	(63.3)	(63.6)
Other operating income (expenses), net	(6.2)	(10.4)	18.1	19.8	(83.0)
Income from sale of assets	(0.4)	(0.2)	0.0	(0.3)	(0.2)
Operating income	11.9	3.7	31.2	65.1	(18.5)
Equity in earnings (losses) of affiliates	0.2	0.3	(0.2)	(0.0)	0.7
EBITDA	23.0	14.5	41.8	97.5	13.4
Depreciation and amortization	10.9	10.4	10.8	32.4	31.2
RATIOS
Gross margin	48%	49%	42%	44%	55%
Operating margin	13%	5%	37%	25%	-8%
EBITDA margin	25%	19%	49%	38%	6%

21

EXTRAFARMA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	133.7	121.9	129.5
Inventories	307.9	234.5	334.5
Taxes	79.7	69.6	82.3
Other	16.2	10.7	16.1
Property, plant and equipment, intangibles and investments¹	983.6	137.8	955.3
TOTAL OPERATING ASSETS	1,521.1	574.6	1,517.6

OPERATING LIABILITIES
Suppliers	123.6	118.2	124.1
Payroll and related charges	41.7	35.6	36.7
Taxes	2.9	9.6	9.2
Judicial provisions	59.3	55.7	59.2
Other accounts payable	11.4	16.4	13.5
TOTAL OPERATING LIABILITIES	238.8	235.6	242.8

1 Includes the Goodwill as a result of the association with Extrafarma amounted to R$ 661.6 million. See note 3.b to financial statements

EXTRAFARMA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2016	2015	2016	2016	2015
Gross revenues	432.8	361.8	409.0	1,213.9	1,058.4
Sales returns, discounts and taxes	(25.1)	(21.1)	(22.1)	(69.0)	(60.6)
Net sales	407.7	340.7	386.9	1,144.9	997.8
Cost of products and services sold	(285.2)	(234.0)	(257.9)	(781.5)	(688.8)
Gross profit	122.5	106.7	129.0	363.4	309.0
Operating expenses	(126.9)	(107.0)	(126.7)	(370.0)	(306.9)
Other operating income (expenses), net	0.0	0.2	(0.1)	(0.1)	1.3
Income from sale of assets	(0.1)	(0.0)	(0.1)	(0.2)	0.1
Operating income	(4.4)	(0.1)	2.0	(7.0)	3.5
EBITDA	6.4	5.9	12.3	23.8	20.0
Depreciation and amortization	10.8	6.0	10.2	30.9	16.5

RATIOS²

Gross margin (%)	28%	30%	32%	30%	29%
Operating margin (%)	-1%	0%	0%	-1%	0%
EBITDA margin (%)	1%	2%	3%	2%	2%

² Calculated based on gross revenues

22

ULTRAPAR PARTICIPAÇÕES S/A

LOANS

In millions of Reais – IFRS

LOANS	Balance in September/2016[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.)[2]	Maturity
Foreign Currency
Foreign loan[3]	919.0	—	—	—	—	—	919.0	US$ + LIBOR	+0.7	2017 to 2018
Foreign loan[4]	472.9	—	—	—	—	—	472.9	US$	+2.1	2017 to 2018
Foreign loan	—	234.5	97.6	—	—	—	332.1	US$+ LIBOR	+1.4	2017 to 2018
Financial institutions	—	194.5	—	—	—	—	194.5	US$+ LIBOR	+3.0	2019 to 2021
Advances on foreign exchange contracts	—	155.9	—	—	—	—	155.9	US$	+2.9	< 311 days
Financial institutions	—	113.3	—	—	—	—	113.3	US$	+2.7	2016 to 2017
Foreign currency advances delivered	—	30.0	—	—	—	—	30.0	US$	+2.6	< 115 days
Financial institutions	—	13.5	—	—	—	—	13.5	MX$	+5.5	2016
Financial institutions	—	10.2	—	—	—	—	10.2	MX$+ TIIE	+1.0	2016 to 2017
BNDES	0.7	7.6	0.4	—	—	—	8.7	US$	+6.0	2016 to 2020
Subtotal	1,392.6	759.4	98.0	—	—	—	2,250.0
Local Currency
Banco do Brasil floating rate	2,912.4	—	—	—	—	—	2,912.4	CDI	107.4	2017 to 2022
Debentures IPP	1,986.2	—	—	—	—	—	1,986.2	CDI	107.1	2017 to 2021
Debentures - 5th issuance	—	—	—	—	—	804.0	804.0	CDI	108.3	2018
BNDES	138.6	48.2	111.7	40.4	—	—	338.9	TJLP	+2.4	2016 to 2021
Export Credit Note floating rate	—	158.6	—	—	—	—	158.6	CDI	101.5	2018
BNDES	36.4	7.6	25.4	—	—	—	69.4	SELIC	+2.3	2016 to 2021
BNDES EXIM	—	61.8	—	—	—	—	61.8	TJLP	+3.5	2018
Research and projects financing (FINEP)	18.3	33.6	—	—	—	—	51.9	R$	+4	2016 to 2021
Banco do Nordeste do Brasil	—	23.2	—	28.7	—	—	51.9	R$	+8.5	2016 to 2021
Financial leasing	—	—	49.1	—	—	—	49.1	IGPM	+5.6	2016 to 2031
BNDES	31.1	2.7	8.5	0.5	0.7	—	43.5	R$	+5.3	2016 to 2022
Research and projects financing (FINEP)	2.1	30.5	2.5	—	—	—	35.1	TJLP	+0.8	2016 to 2023
BNDES EXIM	—	27.2	—	—	—	—	27.2	SELIC	+3.9	2018
Financial leasing floating rate	—	—	—	—	0.2	—	0.2	CDI	+2.8	2016 to 2017
Agency for Financing Machinery and Equipment (FINAME)	—	—	—	—	0.1	—	0.1	TJLP	+5.7	2016 to 2022
Financial leasing fixed rate	—	—	—	—	0.1	—	0.1	R$	+15.6	2016 to 2017
Subtotal	5,125.1	393.6	197.2	69.5	1.0	804.0	6,590.5
Unrealized losses on swaps transactions	164.9	3.3	—	—	—	—	168.1
Total	6,682.6	1,156.2	295.2	69.5	1.0	804.0	9,008.5
Composition per maturity
Up to 1 year	1,112.7	567.6	52.7	28.7	0.6	4.2	1,766.6
From 1 to 2 years	1,502.8	284.5	40.4	15.7	0.2	799.8	2,643.5
From 2 to 3 years	2,687.9	97.8	137.8	8.9	0.2	—	2,932.6
From 3 to 4 years	535.1	146.8	20.5	8.7	0.0	—	711.2
From 4 to 5 years	507.3	47.3	7.4	7.2	0.0	—	569.3
Thereafter	336.7	12.0	36.3	0.3	0.0	—	385.4
Total	6,682.6	1,156.2	295.2	69.5	1.0	804.0	9,008.5

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On September 30, 2016, TJLP was fixed at 7.5% p.a. / IGPM = General Index of Market Prices / SELIC = base interest rate set by Brazilian Central Bank

	Balance in September/2016[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated
CASH AND LONG TERM INVESTMENTS	1,912.8	763.1	175.4	144.5	25.1	149.1	3,170.0

1	As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
2	Certain loans are hedged against foreign currency and interest rate exposure (see note 31 to financial statements).
3	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 102.66% of CDI on average.
4	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 100.63% of CDI on average.

23

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (10/2016)

Date, Time and Location:

November 09, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors; and (ii) member of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law.

Decisions:

1.	After having analyzed and discussed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

2.	As part of the ongoing monitoring of its business strategy, the members of the Board of Directors analyzed the proposal of strategic positioning of Extrafarma, the Company’s retail pharmacy business.

3.	The Board of Directors approved the proposal submitted by the Company’s Executive Board to amend the text of the Company’s Investment Approval Policy.

4.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Member of the Fiscal Council:

Flavio César Maia Luz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended September 30, 2016 Report on Review of Interim Financial Information, 3Q16 Earnings release and Board of Directors Minutes)